SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 30, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Report for the quarter and nine months ended 30 September 2006

Quarter 3 2006
Report
for the quarter and nine months ended 30 September 2006
·  Gold production level with previous quarter at 1.4Moz
·  Further reduction of hedge delta achieved, with price received 6% below spot in line with both previous quarter and market guidance
·  Total cash costs of $311/oz, 2% higher due to lower grades, higher power costs in South Africa and
Ghana and the annual wage increase in South Africa
·  Adjusted headline earnings steady at $141m, an 131% increase to $367m in adjusted headline earnings for first nine months of 2006
Quarter
Nine months
Quarter
Nine months
ended
Sept
2006
ended
Jun
2006
ended
Sept
2006
ended
Sept
2005
ended
Sept
2006
ended
Jun
2006
ended
Sept
2006
ended
Sept
2005
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
43,864
44,024   129,556   145,323
1,410
1,415 4,165 4,672
Price received
1
- R/kg / $/oz
134,176
125,409   122,595    86,613
584
600 576 427
Total cash costs - R/kg / $/oz
71,495
63,276     65,267    57,177
311
305 308 282
Total production costs - R/kg / $/oz
95,267
85,168     87,594     74,456
414
410
413 367
Financial review
Gross profit (loss) - R / $ million
1,981
(594)
1,069      1,429
349
25 312 240
Gross profit adjusted for the effect
    of unrealised non-hedge
    derivatives
2
- R / $ million
2,020
1,988        5,257      2,119
283
305 791 334
Profit (loss) attributable to equity
    shareholders
- R / $ million
1,470
(1,047) (651) 201
268
(54)          28
45
Headline earnings (loss)³ - R / $ million
1,471
(1,086) (683) 374
268
(60)          24
74
Headline earnings before unrealised
    non-hedge derivatives, fair value
    adjustments on convertible bond
    and interest rate swaps
4
- R / $ million
1,011
911        2,453      1,015
141
140 367 159
Capital expenditure - R / $ million
1,542
1,168         3,671     3,317
220
181 557 525
Earnings (loss) per ordinary share - cents/share
    Basic
533
(383) (240) 76
97
(20)          10
17
    Diluted
533
(383) (240) 76
97
(20)          10
17
    Headline³
534
(398) (251) 141
97
(22)            9
28
Headline earnings before unrealised
    non-hedge derivatives, fair value
    adjustments on convertible bond
    and interest rate swaps
4
- cents/share
367
334          903          384
51
51 135 60
Dividends                                      -
cents/share 210 170 29 26
Notes:
1.
Price received includes realised non-hedge derivatives.
2.
Refer to note B of "Non-GAAP disclosure" for the definition.
3.
Refer to note 8 of "Notes" for the definition.
4.
Refer to note A of "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2006
Price received
1
Production
Total cash costs
Cash gross
profit
2
Gross profit
(loss) adjusted
for the effect of
unrealised non-
hedge
derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Mponeng
597
(8)
155
(1)
217
(5)
58
(11)
44
(12)
Great Noligwa
599
(9)
151
(1)
271
(2)
49
(13)
39
(13)
TauTona
598
(8)
129
8
243
(9)
45
–
31
(3)
Sunrise Dam
794
22
108
(4)
346
27
44
(4)
35
(5)
Kopanang
598
(9)
111
(3)
284
(4)
34
(15)
29
(15)
AngloGold Ashanti Brasil Mineração
592
(5)
67
18
207
9
26
8
23
10
Morila
5
622
(2)
50
(7)
278
12
18
(5)
14
(7)
Cerro Vanguardia
5
489
(5)
55
(14)
213
13
17
(29)
10
(44)
Sadiola
5
625
–
46
(12)
278
9
17
(6)
14
–
Yatela
5
620
(1)
34
(15)
234
1
13
(13)
8
(33)
Cripple Creek & Victor
379
32
69
6
243
–
11
10
3
160
Savuka
599
(7)
26
24
294
(18)
8
33
7
40
Serra Grande
5
541
8
24
–
194
(6)
8
–
7
17
Navachab
627
(2)
23
5
255
(9)
8
–
6
–
Tau Lekoa
599
(8)
44
7
417
(7)
7
(13)
3
50
Iduapriem
5
507
1
44
7
338
(17)
7
40
3
–
Geita
619
(4)
73
3
540
7
5
(50)
(7)
(333)
Obuasi
474
(1)
94
(3)
388
(4)
4
(43)
(12)
(33)
Siguiri
5
502
(3)
62
5
435
8
4
(56)
(3)
(250)
Moab Khotsong
595
(9)
11
–
669
–           (1)
–
(5)
–
Bibiani
622
(1)
8
(11)
704
71
(1)
(150)
(2)
(300)
Other
26
(16)
45
67
36
71
AngloGold Ashanti
584
(3)
1,410
–
311
2
426
(6)
283
(7)
1
Price received includes realised non-hedge derivatives.
2
Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-
cash revenues.
3
Refer to note B of "Non-GAAP disclosure" for the definition.
4
Variance September 2006 quarter on June 2006 quarter – increase (decrease).
5    Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OPERATIONAL OVERVIEW FOR THE QUARTER
Steady production, slightly higher total cash costs, a
received price of $584/oz and the sale of uranium to the
newly-listed Nufcor Uranium Limited resulted in a financial
performance in line with that of the previous quarter.
Adjusted headline earnings, at $141m, contributed to
year-to-date adjusted headline earnings of $367m, a
131% increase over that of the first nine months of 2005.
Operationally, production of 1.4Moz was in line with
guidance and level with that of the previous quarter. Total
cash costs, however, rose 2% quarter-on-quarter to
$311/oz, due primarily to annual South African wage
increases and higher power costs in both South Africa
and Ghana.
Despite the higher impact of increased wages and power
rates, which pushed the region's total cash costs 6%
higher to R62,837/kg, the South African assets
nevertheless posted generally solid results, with
production better or maintained quarter-on-quarter at four
of the seven operations. TauTona had a particularly
strong quarter, with production up 8% to 4,000kg
(129,000oz), offsetting the effects of the annual wage
increase and resulting in total cash costs of R55,777/kg,
in line with those of the previous quarter. Tau Lekoa and
Savuka, which have this quarter emerged from transition
periods, reported production increases of 5% and 24%,
respectively, while production was marginally down at
Great Noligwa and 3% lower at Kopanang due to grade
declines.
On 23 October 2006, subsequent to the third quarter-end,
two seismic events took place at TauTona within 25
minutes. Five employees lost their lives. Management is
dismayed and saddened by this tragic accident and offers
its deepest condolences to the workers' families and
friends. The company also salutes the efforts of the
rescue and recovery team, which worked tirelessly in the
most extreme conditions. The AngloGold Ashanti
management team has committed itself to taking every
action to return the company to the improving safety trend
of recent years.
Of the other African assets, two of the three Ghanaian
operations reported strong results, with total cash costs
17% lower at Iduapriem and 4% lower at Obuasi, despite
the cost implications of the country-wide power shortage
reported in August. Navachab, in Namibia, also had a
good quarter, posting a 5% production improvement and a
9% decrease in total cash costs, while all three of the
Malian operations reported grade-related production
declines and associated total cash cost increases. In
Tanzania, Geita reported production of 73,000oz, a 3%
improvement quarter-on-quarter, along with a 7%
increase in total cash costs related to the anticipated
lower grades forecasted last quarter.
Regarding the international assets, the Brazilian
operations posted generally strong results, with
production up 18% at AngloGold Ashanti Brasil
Mineração and steady quarter-on-quarter at Serra
Grande. At Cerro Vanguardia in Argentina and
Sunrise Dam in Australia, lower grades resulted in
production decreases of 14% and 4% and total cash
cost increases of 13% and 25%, respectively. At
Cripple Creek & Victor, in the United States,
production was 6% better in the third quarter due to
improved solution flows on the leach pad and
consequently, increased recoverable ounces. Total
cash costs were in line with those of the previous
quarter at $243/oz.
Greenfields exploration activities were undertaken in
Australia, Colombia, the DRC, China, Laos, the
Philippines and Russia during the third quarter, with
35,252m of diamond and reverse circulation drilling
completed on four of the company's priority
greenfields targets: Tropicana in Australia, Quinchia
and Gramalote in Colombia, and Adidi/Kanga in the
DRC. Year-to-date global greenfields exploration
drilling has now reached 75,722m. In September,
AngloGold Ashanti announced the signing of a
strategic alliance with Polymetal to explore, acquire,
and develop gold mining opportunities within the
Russian Federation. This alliance will initially focus
on four projects located in the Chita and Krasnoyarsk
regions of eastern Russia.
Looking ahead, production for the fourth quarter is
estimated to be around 1.48Moz at an average total
cash cost of $308/oz, assuming the following
exchange rates: R7.50/$, A$/$0.75, BRL2.20/$ and
Argentinean peso 3.08/$. Capital expenditure is
estimated at $334m and will be managed in line with
profitability and cash flow.
Earnings for the fourth quarter are expected to be
significantly distorted due to certain accounting
adjustments, which are likely to include, amongst
others, increases in the company's current and
deferred tax provisions due to higher gold prices and
changes to effective tax rates, the proposed
Employee Share Ownership Plan, and the potential
vesting of certain share-based awards.

NON-OPERATIONAL OVERVIEW FOR THE QUARTER
In early October, AngloGold Ashanti announced the
proposed launch of an employee share ownership plan
(ESOP) and a black economic empowerment (BEE)
transaction, both of which are subject to an AngloGold
Ashanti shareholder vote, to be held on 11 December
2006. The proposed plan will issue 960,000 ordinary
shares to nearly 31,000 South African employees or
30 shares per individual worker. In addition, each worker
will be allotted 90 “loan shares” issued at a 10% discount
to market value calculated using a 30-day average share
price. These shares will vest in five equal tranches over
the next eight years. The BEE scheme will allow Izingwe
Holdings, a private South African investment company, to
acquire approximately 1.4m “loan shares” under similar
terms as the ESOP.
In South Africa, the recent Treasury announcement of a
revised draft royalty bill proposed a rate on refined gold of
1.5%. This represents a considerably lower royalty than
was proposed in the initial draft, and the company
welcomes the less severe impact it will have on
AngloGold Ashanti and the South African gold industry.
After serving more than 40 years for AngloGold and, prior
to that, for Anglo American, company secretary Chris Bull
will retire at the end of November 2006. He is succeeded
by Lynda Eatwell, who has been the assistant company
secretary for AngloGold Ashanti for the last six years.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined was 2% higher this
quarter due to improved face advance, although yield
decreased 5% as a result of continued maintenance work
requiring waste development to be passed through the
reef ore system, resulting in dilution. Production
consequently declined 1% to 4,699kg (151,000oz). Total
cash costs increased 9% to R62,145/kg ($271/oz) given
the lower production, annual wage increases and the
seasonally higher power costs. Gross profit adjusted for
the effect of unrealised non-hedge derivatives decreased
5% to R281m ($39m), primarily as a result of the higher
total cash costs.
The Lost-Time Injury Frequency Rate (LTIFR) was 12.83
lost-time injuries per million hours worked (9.48 for the
previous quarter). Regrettably, two people died during the
quarter, one after being inundated by mud during an ore
transport process and the other in an equipment accident.
At Kopanang, yield declined 8% due to a combination of
increased waste-to-reef tramming, which is being
addressed and should improve by year-end, and a higher
percentage of off-reef mining due to geological structural
problems. Production consequently decreased 3% to
3,448kg (111,000oz) and total cash costs increased
7% to R65,114/kg ($284/oz), also due in part to
annual wage increases and higher winter power
costs. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at R204m ($29m),
declined 8% quarter-on-quarter as a result of lower
production and higher costs.
The LTIFR was 11.92 (11.59). One person
regrettably died in a fall of ground accident.
Production at Moab Khotsong was 3% lower this
quarter, at 329kg (11,000oz), due to the lack of
mining flexibility inherent in the operation’s build-up
phase. While this also affected total cash costs,
which increased 12% to R153,993/kg ($669/oz),
mining flexibility is expected to increase next year,
and production should consequently improve by
approximately 90%. Gross loss adjusted for the
effect of unrealised non-hedge derivatives increased
24% to R36m ($5m).
The LTIFR was 17.13 (16.02).
At Tau Lekoa, volume mined increased 9% this
quarter, as the mine has begun to stabilise at revised
planning levels. Consequently, gold production
increased 5% to 1,358kg (44,000oz). Total cash
costs were 3% higher at R95,702/kg ($417/oz), a
combination of annual wage increases and higher
power costs. Gross profit adjusted for the effect of
unrealised non-hedge derivatives increased to R19m
($3m), mainly due to the higher production.
The LTIFR was 28.26 (26.32).
At Mponeng, the beneficial effect of a higher volume
mined was mitigated by a decrease in grade,
resulting in production of 4,832kg (155,000oz), level
with that of the previous quarter. Total cash costs, at
R49,800/kg ($217/oz), were 5% higher due to the
annual wage increases. Gross profit adjusted for the
effect of unrealised non-hedge derivatives was 2%
lower at R318m ($44m), as a result of increased total
cash costs.
The LTIFR was 12.83 (7.32). Regrettably, two
people died in separate fall of ground accidents.
Production at Savuka, at 808kg (26,000oz),
improved 24% quarter-on-quarter after higher face
values and increased reef area mining together led to
an 18% improvement in yield. Total cash costs
consequently improved 9% to R67,618/kg ($294/oz),
in spite of the annual wage increases and higher
winter power costs that affected all of the South
African operations. As a result, gross profit adjusted
for the effect of unrealised non-hedge derivatives
increased 44% to R49m ($7m).

The LTIFR was 20.51 (20.58). The mine has operated
20 months without a fatality.
At TauTona, production increased 8% to 4,000kg
(129,000oz) following higher volume mined and better
yield. Total cash costs were maintained quarter-on-
quarter at R55,777/kg ($243/oz). Gross profit adjusted for
the effect of unrealised non-hedge derivatives improved
5% to R224m ($31m) as a consequence of better
production.
The LTIFR was 13.66 (14.71). Regrettably, four people
died during the quarter, two in fall of ground accidents,
one by electrocution and one in a transport accident.
ARGENTINA
At
Cerro Vanguardia (92.5% attributable), gold
production decreased 14% to 55,000oz, primarily due to
lower feed grade. Total cash costs rose 13% to $213/oz
as a result of the grade decline and a lower silver by-
product credit. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $10m, was 44%
lower than that of the previous quarter, mainly due to the
decreased production and a lower price received.
The LTIFR was 8.51 (2.04).
AUSTRALIA
Production at Sunrise Dam, at 108,000oz, decreased 4%
this quarter as a result of fewer tonnes treated and a
return to more normal grade levels, after last quarter's
unexpectedly high yield. Total cash costs increased by
25% to A$458/oz ($346/oz) due to the decreases in both
grade and tonnes treated, which also resulted in an 8%
decline in gross profit adjusted for the effect of unrealised non-hedge derivatives to A$46m ($35m), despite a higher
price received.
The underground project, where mining is currently
accessing high-grade Western Shear ore, continues to
supplement production. During the quarter, 756m of
underground capital development and 1,697m of
operational development were completed.
The LTIFR was 4.71 (2.37).
BRAZIL
At AngloGold Ashanti Brasil Mineração, production
increased 18% to 67,000oz, reflecting better results from
heap leaching activities in addition to higher production
from the Cuiabá mine following the completion of the
operation's shaft and crusher upgrade. In spite of the
production increase and a higher sulphuric acid by-
product credit, total cash costs nevertheless rose 9% to
$207/oz due to lower grades and a labour bonus paid out
in August as part of a collective agreement. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives increased 10% to $23m, primarily as a
consequence of the higher production.
The LTIFR was 2.70 (2.30).
At Serra Grande (50% attributable), gold production
remained at 24,000oz. Total cash costs improved
6% to $194/oz, due in part to better grades. Gross
profit adjusted for the effect of unrealised non-hedge
derivatives declined 17% to $7m as a result of a
lower amount of gold sold, although this was partially
mitigated by a higher price received.
The LTIFR was 0.00 (2.40).
GHANA
At Bibiani, production declined 11% to 8,000oz, in
line with the operation's continued downscale.
Combined with lower grades and a contractor
settlement, the downscale and associated
retrenchment provision contributed to a 71% increase
in total cash costs to $704/oz. Gross loss adjusted
for the effect of unrealised non-hedge derivatives was
$2m versus last quarter's profit of $1m. This was a
consequence of both the contractor settlement and a
lower price received.
In August, AngloGold Ashanti agreed to sell Bibiani
to Central African Gold plc for a cash consideration of
$40m. The deal is subject to both parties obtaining
certain regulatory consents and is expected to be
completed by the end of the year.
The LTIFR was 4.45 (0.00).
At
Iduapriem (85% attributable), production
improved 7% to 44,000oz, mainly as a result of a
10% increase in tonnage throughput, after the mill
problems reported last quarter were resolved. Total
cash costs consequently declined 17% to $338/oz
and gross profit adjusted for the effect of unrealised
non-hedge derivatives was $3m versus the break-
even position of the previous quarter, as a result of
the improvements in both production and total cash
costs.
The LTIFR was 0.00 (1.14).
Production at Obuasi decreased 3% to 94,000oz,
following a 6% yield decline resulting from the
treatment of more tailings ore. Once-off labour costs
reported in the second quarter were not repeated in
the third, which, combined with savings achieved
through the tailings treatment, resulted in a 4%
improvement in total cash costs to $388/oz. Gross
loss adjusted for the effect of unrealised non-hedge

derivatives increased to $12m, compared with $9m in the
previous quarter, mainly due to lower grades.
The LTIFR was 2.05 (2.46).
REPUBLIC OF GUINEA
At Siguiri (85% attributable), production increased 5% to
62,000oz as a consequence of a 16% improvement in
throughput resulting from fewer plant maintenance shut-
downs quarter-on-quarter. Total cash costs, however,
rose 8% to $435/oz due in part to increased royalty
payments and lower grades, which also resulted in a
gross loss adjusted for the effect of unrealised non-hedge
derivatives of $3m, compared with a profit of $2m in the
prior quarter.
LTIFR was 0.00 (0.59).
MALI
At Morila (40% attributable), production decreased 7% to
50,000oz due to a 9% decline in recovered grade. Total
cash costs increased 12% to $278/oz as a result. Gross
profit adjusted for the effect of unrealised non-hedge
derivatives, at $14m, was 7% lower due to both
decreased production and a decline in the price received.
The LTIFR was 2.22 (1.11).
At Sadiola (38% attributable), production declined 12% to
46,000oz due to a 19% decrease in recovered grade, a
function of the exclusive treatment of oxide ore during the
quarter, as opposed to a mix of sulphide and oxide ore in
the previous quarter. A 9% increase in tonnage
throughput partially offset the effect of the grade decline.
Total cash costs were 9% higher at $278/oz, with the
impact of lower recovered grade partially mitigated by the
lower operating costs associated with the treatment of
oxide ore. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $14m, was
consistent with that of the previous quarter, as the
relatively lower cost oxide treatment helped compensate
for the negative effect of reduced production.
The LTIFR was 0.00 (1.01).
At Yatela (40% attributable), production decreased 15%
to 34,000oz as a result of lower tonnage stacked during
the rainy season. Despite the production decline,
however, total cash costs were only slightly higher, at
$234/oz. Gross profit adjusted for the effect of unrealised
non-hedge derivatives decreased 33% to $8m, due to
declines in both production and the price received.
The LTIFR was 0.00 (0.00).
NAMIBIA
Gold production at Navachab, at 23,000oz, was 5%
higher than that of the previous quarter due to
increased tonnage throughput. Total cash costs were
favourably affected by the stronger US dollar and
consequently improved 9% to $255/oz. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives was consistent with that of the previous
quarter, at $6m, with a lower price received offsetting
the benefit of higher production.
The LTIFR was 8.46 (7.90).
TANZANIA
Production at Geita improved 3% to 73,000oz,
primarily as a consequence of a 5% increase in
tonnage throughput. Total cash costs, however,
increased 7% to $540/oz due in part to lower grades.
The gross loss adjusted for the effect of unrealised
non-hedge derivatives was $7m, versus a profit of
$3m in the previous quarter, as a result of declines in
both grade and the price received.
The LTIFR was 0.68 (1.10).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), production increased 6% to 69,000oz due to
marginally improved solution flows on the leach pad.
Total cash costs were maintained at $243/oz. Gross
profit adjusted for the effect of unrealised non-hedge
derivatives was $3m, compared with a loss of $5m in
the previous quarter. This improvement was due to
the better production and a higher price received.
The LTIFR was 0.00 (0.00). In September, CC&V
achieved 34 months without a lost-time accident.
Notes:
·  All references to price received includes realised non-
   hedge derivatives.
·  In the case of joint venture and operations with
   minority holdings, all production and financial results
   are attributable to AngloGold Ashanti.
·  Adjusted headline earnings is headline earnings
   before unrealised non-hedge derivatives, fair value
   adjustments on convertible bond and interest rate
   swaps and deferred tax thereon.
·  Rounding of figures may result in computational
   discrepancies.

Exploration
Total exploration expenditure amounted to $26m
($16m expensed, $10m capitalised) during the third
quarter, compared with $27m ($18m expensed, $9m
capitalised) in the second quarter of 2006.
BROWNFIELDS EXPLORATION
In Australia, at the Boddington mine, five diamond
drill rigs have been employed on drill programmes to
convert Inferred Resource to Indicated Resource,
mostly in the Wandoo South pit where, historically,
broad zones of mineralisation were intersected.
At Siguiri, in Guinea, drilling focused on following up
known mineralisation at Kintinian, Eureka North,
Kozan North and Sintroko West. Reverse circulation
(RC) drilling of selected portions of the spent heap
leach also commenced with the intention of defining
a Mineral Resource.
At Geita, in Tanzania, results from 19 RC and
14 diamond holes indicate significant mineralisation
in the Ridge 8 – Star & Comet gap. A Mineral
Resource is expected to be generated. At Area 3
South, follow-up drilling on a geochemical anomaly
returned good results in a zone extending from 12m
to 98m below surface.
At Morila in Mali, after a two month hiatus to
interpret drill results, the wide-spaced drill
programme has recommenced and has defined sub-
economic mineralisation in the vicinity of the open-
pit.
At the Tamabli South anomaly at Sadiola, infill
drilling confirmed low grade, but potentially
economic mineralisation.
At Navachab in Namibia, 1,000m of follow-up RC
drilling at the Gecko central and north prospects has
returned positive results.
Surface drilling continued at Obuasi, in Ghana, with
UDSDD
2 reaching a depth of 1,080m and
UDSDD 3 intersecting reef between 1,697m and
1,766m.
In Argentina, at Cerro Vanguardia, two new veins
have been confirmed by resource reconnaissance
drilling. At Córrego do Sítio, in Brazil, a new deposit
(Paiol) is being delineated after an initial three
intersections returned encouraging results.
At Cripple Creek & Victor in the United States,
drill results in the Life of Mine Extension Project
have been encouraging and additional
modelling will be completed early in the fourth
quarter. Development drilling continues in the
South Cresson Deposit to define final pit depths
and high wall designs.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued
during the third quarter in Australia, Colombia,
the DRC, China, the Philippines, Laos and
Russia.
In Australia, drilling continued at the Tropicana
joint venture on both the Tropicana and Havana
zones. Significant new intercepts obtained from
drilling at the Tropicana zone, which is currently
focused on identifying extensions to the known
mineralisation and to better-defining the
orientation and extent of the high grade shoots,
included 39m at 3.0g/t (including 15m at 6g/t),
36m at 3.5g/t (including 12m at 8.7g/t) and 41m
at 3.7g/t (including 11m at 11.5g/t).
Mineralisation at Havana has now been
identified over a strike length of 2.1km and is
still open to the north, south, and down-dip.
Drilling focused on completing the 200m x 100m
programme and on infilling to 100m x 100m has
resulted in the following encouraging intercepts:
10m at 5.3g/t and 25m at 2.5g/t (including 13m
at 3.5g/t).
Regional exploration programmes continued in
Colombia. First phase drilling at the bulk-
tonnage Quinchia and Gramalote targets in
central Colombia was completed with promising
initial results. At Quinchia, a total of 19 holes
have been drilled, targeting both porphyry
gold/copper and Breccia gold systems. Best
drill results include 265m at 0.8g/t and 242m at
0.85g/t. At Gramalote, a granite-hosted gold
system, a total of seven holes have been drilled.
Best drill results include 255m at 1.16g/t and
275m at 1.2g/t. Further metallurgical test work
on mineralisation at Quinchia is scheduled for
the fourth quarter, as is second phase drill-
testing at Gramalote.

In the DRC, exploration at Mongbwalu relied on two
dedicated diamond drill rigs focusing on infill drilling
in the Adidi/D7 Kanga block. Significant new
intercepts include 0.63m at 240g/t, 5.48m at 2.46g/t,
and 10.07m at 1.54g/t. A third RC drill rig is
expected to arrive on site by the beginning of
November and Resource delineation drilling will
continue throughout the rest of the year.
In China, a co-operative joint venture with local
partners was signed during the third quarter at the
Yili-Yunlong prospect in Xinjiang, which has
potential for both epithermal gold and porphyry gold
and copper systems. Exploration of this project is
intended to form part of the AngloGold Ashanti 2007
greenfields programme. The 2006 drill programme
at Dynasty Gold’s Red Valley project in Qinghai was
completed in September. Results are pending.
In the Philippines, AngloGold Ashanti elected to
exercise its right to proceed to a joint venture with
Red 5 Limited on the Outer Siana area, which
surrounds but does not include Red 5's proposed
Siana pit. AngloGold Ashanti and Red 5 have also
entered into a joint venture to explore Mapawa,
located 20km north of Siana. Commencement of
detailed exploration at Mapawa will begin once
approval from the Mines and Geosciences Bureau
has been obtained.
In Laos, regional reconnaissance stream
sampling and mapping programmes in several
areas under the joint venture with Oxiana
Limited were undertaken before activities were
restricted by the wet season. Anomalous
stream sediment gold has been outlined in two
of these areas and promising geology, alteration
and trace element geochemistry has been
defined in another area. A technical review has
identified a number of priority intrusive related
gold targets to be advanced in the fourth
quarter.
In late September, the company announced the
signing of a strategic alliance with Polymetal to
explore, acquire, and develop gold mining
opportunities within the Russian Federation.
The alliance will initially focus on two projects
contributed by Polymetal and located in the
Chita region, as well as two assets in
Krasnoyarsk that are being acquired by
AngloGold Ashanti from Trans-Siberian Gold (in
which AngloGold Ashanti retains a 29.8% stake
and to which it continues to provide technical
services).

Review of the gold market
Over the third quarter of 2006, spot gold traded in
a range of $90, from a low of $574/oz to a high of
$664/oz. Although the gold price has since
declined, the third quarter range was encouraging,
as it represents lower volatility than was
experienced in the first half of the year when spot
prices surged from around $550/oz to a 25-year
high of $732/oz.
The average price for the quarter of $621/oz
represents a decline of just over $7/oz or 1.17%
from that of the second quarter, resulting in a
year-to-date average of $601/oz. In spite of the
lower dollar gold price, the rand gold price
strengthened nearly 10% quarter-on-quarter to an
average price of R142,472/kg due to an 11%
weakening of the rand against the dollar. The
year-to-date rand gold price average stands at
R127,687/kg.
PHYSICAL MARKET
While gold price volatility has continued to
generally dampen demand in the more price
sensitive regions such as the Middle East and
India, the retracing of the price back to the
$600/oz level and below in the second half of the
third quarter did encourage physical buying in
these markets during the period.
In India, this was reflected in buyer concern that
the market could have reached at least a
temporary low, leading merchants to secure gold
supplies in advance of Diwali, the Indian festival of
lights and the accompanying wedding season.
Middle Eastern consumption also improved,
notwithstanding depressed confidence in the
region following the Israel-Lebanon conflict earlier
in the quarter. In Turkey, which fabricates gold
jewellery for both developed and emerging
markets, this was evidenced by significantly
higher gold imports in September, which
represented a 47% increase on imports for the
previous month.
In spite of the region's increased demand in the
second half of the quarter and the associated
potential for a year-end recovery, Indian and
Middle Eastern 2006 consumption figures are
expected to be lower than those of last year.
In China, physical gold demand continues to show
resilience to price volatility and remained solid
through the third quarter. Consumption patterns
in this country appear impervious to the price
shocks that have stifled other developing markets,
and the China Gold Association has forecast that
gold consumption is likely to grow by around 5%
year-on-year.
In the USA, the retail trade appears to have
become more accepting of a higher raw material
price and is accordingly making adjustments on
quotations of finished products. This marks a
departure from behaviour seen earlier in the year,
when retailers shifted to lighter jewellery pieces in
an effort to maintain consumer price levels. The
new acceptance of a higher gold price, coupled
with US consumers' record spend on gold
jewellery purchases, should result in inventory re-
stocking in anticipation of the Christmas season.
INVESTMENT MARKET
September also saw the end of the second year of
the second Central Bank Gold Agreement
(CBGA). By late August, central bank sales were
approximately 107t less than the 500t per annum
quota, suggesting that gold's recent weakness is
driven by fundamentals.
While central bank disclosure for the period has
not yet been released, the potential CBGA
shortfall can be interpreted as a bullish statement
for gold; indeed, the expectation amongst most
market analysts is that the CBGA signatories are
unlikely to fulfil their full quota for the remaining
three years of the second agreement.

Exchange traded gold holdings held up well
during the third quarter. According to the
Commodities Future Trading Commission, hedge
and managed future funds cut their net long
futures and options positions by some 3Moz in
September, where, by contrast, stocks held by
funds in the exchange traded franchise fell by only
200,000oz from an August peak of 15.6Moz.
CURRENCIES
The US dollar enjoyed a relatively quiet quarter,
trading in a range of $/€1.24 to $/€1.30. In
contrast, the rand continued the weakening
pattern against most currencies, which began in
the second quarter. Despite a 50 basis point
interest rate increase by the South African
Reserve Bank and expectations of further rate
hikes, the rand continued to weaken on continued
concern over poor trade account deficits and a
widening current account balance, combined with
some worry surrounding political developments in
the country. From opening levels of R7.15/$ and
R9.15/€, the currency closed the quarter at
R7.76/$ and R9.85/€. Quarter-on–quarter, the
average rand dollar rate weakened by 11% from
R6.46/$ to R7.15/$.
The Brazilian real and the Australian dollar also
had relatively quiet quarters, trading in ranges of
BRL2.12/$ to BRL2.24/$, and A$/$0.74 to
A$/$0.77, respectively. Continued positive
investor interest and sentiment is likely to result in
the real maintaining most of the gains that it has
seen this year. The strength of the Australian
dollar, however, is thought to be more dependent
on commodity prices, and would therefore be
expected to weaken should these fail to maintain
the higher levels experienced in the first half of
2006.
HEDGING
As at 30 September, the net delta hedge position
of AngloGold Ashanti was 9.50Moz or 296t,
valued at the spot gold price at the quarter-end of
$601.50/oz, nearly $19/oz lower than that of the
previous quarter. This net delta position reflects a
decrease of some 0.6Moz or 20t quarter-on-
quarter, a decline due to the lower third quarter-
end gold price combined with decreases related to
maturing hedge contracts, buybacks and other
delta-reducing strategies as part of a broader
hedge reduction strategy.
The marked-to-market value of the hedge position
as at 30 September 2006 was a negative $2.78bn
(at 30
June 2006: negative $3.17bn). The
decrease in the marked-to-market position was
primarily due to the lower gold price of $601.50/oz
and the lower prevailing exchange rates, interest
rates and volatilities prevailing at quarter-end,
combined with the impacts of the changed hedge
position quarter-on-quarter. Had the spot price of
gold at the end of June remained unchanged from
the price of $620/oz at the end of the previous
quarter, the hedge would have reduced to
9.878Moz or 307t, with a marked-to-market value
of negative $2.96bn.
The price received by the company for the quarter
was $584/oz, compared to an average spot price
for the period of $621/oz.
The company continues to actively manage its
hedge position in a value accretive manner. As a
result of this strategy there is currently a net long
dollar gold position of 26,558kg at an average of
$650/oz for 2006. Continuing this practice, these
long positions will be integrated into the hedge
book and used to reduce hedging commitments in
future periods.

Hedge position
As at 30 September 2006, the group had
outstanding the following forward-pricing
commitments against future production. The total
net delta tonnage of the hedge of the company on
this date was 9.50Moz or 296t (at 30 June 2006:
10.14Moz or 315t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $2.777bn (negative R21.56bn) as at
30 September 2006 (as at 30 June 2006: negative
$3.167bn or R22.45bn). This value at
30 September 2006 was based on a gold price of
$601.50/oz, exchange rates of R7.76/$ and
A$/$0.7440 and the prevailing market interest rates
and volatilities at that date.
As at 27 October 2006, the marked-to-market
value of the hedge book was a negative
$2.644bn (negative R19.88bn), based on a gold
price of $593.40/oz and exchange rates of
R7.52/$ and A$/$0.7630 and the prevailing
market interest rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg) *26,558 19,622 25,306 21,738 14,462 37,239 91,808
US$/oz $650 $301 $331 $316 $347 $411 $263
Put options purchased Amount (kg) 4,226 1,455 5,681
US$/oz $535 $292 $472
Put options sold Amount (kg) 22,236 14,127 3,344 3,748 1,882 7,527 52,864
US$/oz $596 $612 $565 $530 $410 $435 $564
Call options purchased Amount (kg) 7,266 10,519 4,637 22,422
US$/oz $460 $383 $456 $423
Call options sold Amount (kg) 34,288 42,074 40,618 36,731 31,040 82,040 266,790
US$/oz $576 $447 $443 $454 $452 $525 $489
RAND GOLD
Forward contracts
Amount (kg) 1,592 2,138 933 4,663
Rand per kg R93,107 R91,322 R116,335 R96,937
Put options purchased
Amount (kg)
Rand per kg
Put options sold Amount (kg) 933 933
Rand per kg R146,511 R146,511
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 311 2,986 2,986 2,986 9,269
Rand per kg R108,123 R202,054 R216,522 R230,990 R212,885
A DOLLAR GOLD
Forward contracts Amount (kg) 8,398 6,843 2,177 3,390 3,110 23,919
A$ per oz A$819 A$631 A$658 A$650 A$683 A$709
Put options purchased Amount (kg) 4,354 4,354
A$ per oz A$801 A$801
Put options sold Amount (kg) 3,732 3,732
A$ per oz A$779 A$779
Call options purchased Amount (kg) 3,732 3,110 1,244 3,110 11,197
A$ per oz A$668 A$680 A$694 A$712 A$686
Call options sold Amount (kg) 4,354 4,354
A$ per oz A$832 A$832
Delta
(kg)            *14,245           44,836          55,347        57,902           43,937
107,788          295,565
** Total net gold:
Delta (oz) *457,987 1,441,509 1,779,445 1,861,590 1,412,605 3,465,460 9,502,622
*       Long
position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2006.
Rounding of figures may result in computational discrepancies.

Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 10,886 43,545 43,545 97,976
$ per oz $6.11 $6.40 $6.66 $6.48
Put options sold Amount (kg) 10,886 43,545 43,545 97,976
$ per oz $5.02 $4.93 $5.19 $5.05
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 10,886 43,545 43,545 97,976
$ per oz $7.11 $7.40 $7.64 $7.48
The following table indicates the group's currency hedge position at 30 September 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Forward
contracts Amount ($)
US$/R
Put options purchased Amount ($) 40,000 40,000
US$/R R7.14 R7.14
Put options sold Amount ($) 40,000 40,000
US$/R R6.87 R6.87
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 45,000 45,000
US$/R R7.55 R7.55
A DOLLAR (000)
Forward contracts Amount ($) 42,798 50,000 20,000 112,798
A$/US$ A$0.75 A$0.76 A$0.73 A$0.75
Put options purchased Amount ($) 20,000 20,000
A$/US$ A$0.73 A$0.73
Put options sold Amount ($) 20,000 20,000
A$/US$ A$0.76 A$0.76
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 20,000 20,000
A$/US$ A$0.71 A$0.71
BRAZILIAN REAL (000)
Forward contracts Amount ($) 10,000 4,000 14,000
US$/BRL BRL2.86 BRL3.31 BRL2.99
Put options purchased Amount ($)
US$/BRL
Put options sold Amount ($)
US$/BRL
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 5,000 5,000
US$/BRL BRL3.42 BRL3.42
Derivative analysis by accounting designation as at 30 September 2006
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (488) (9)                     (1,006)                      (1,504)
Foreign exchange option contracts – – (11) (11)
Forward sale commodity contracts (1,035) (405) 172 (1,268)
Forward foreign exchange contracts – 5 (2) 3
Interest rate swaps (37) – 39 2
Total hedging contracts
(1,559)
(410)
(808)
(2,777)
Option component of convertible bonds – – (44) (44)
Total derivatives
(1,559)
(410)
(852)
(2,821)
Rounding of figures may result in computational discrepancies.

Group operating results
Sep Jun Sep Sep Sep Sep Jun Sep Sep Sep
2006 2006 2005 2006 2005 2006 2006 2005 2006 2005
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,592
3,366 3,441 10,194 10,293
3,960
3,710 3,793 11,237 11,346
Yield - g / t / - oz / t
6.98
7.24 7.38 7.11 7.33
0.204
0.211 0.215 0.207 0.214
Gold produced - kg / - oz (000)
25,066
24,379 25,387 72,501 75,446
806
784 816 2,331 2,426
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,273
3,343 2,008 9,385 6,005
3,608
3,685 2,214 10,345 6,619
Yield - g / t / - oz / t
0.46
0.50 0.57 0.50 0.51
0.013
0.015 0.017 0.015 0.015
Gold produced - kg / - oz (000)
1,497
1,663 1,154 4,677 3,067
48
53 37 150 99
OPEN-PIT OPERATION
4
Mined - 000 tonnes / - 000 tons
43,823
42,830 41,770 128,564 126,029
48,306
47,212 46,043 141,718 138,923
Treated - 000 tonnes / - 000 tons
6,871
6,373 6,859 19,497 18,417
7,574
7,026 7,561 21,492 20,301
Stripping ratio - t (mined total - mined ore) / t mined ore
5.56
4.53 5.18 4.94 5.28
5.56
4.53 5.18 4.94 5.28
Yield - g / t / - oz / t
2.00
2.26 2.48 2.15 2.94
0.058
0.066 0.072 0.063 0.086
Gold in ore - kg / - oz (000)
6,665
9,491 9,154 30,743 35,240
214
305 294 988 1,133
Gold produced - kg / - oz (000)
13,742
14,415 17,028 41,883 54,104
442
463 547 1,347 1,739
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
15,381
17,256 13,588 47,985 45,965
16,955
19,021 14,978 52,894 50,668
Placed
1
- 000 tonnes / - 000 tons
5,790
6,090 5,299 17,441 17,150
6,382
6,713 5,842 19,226 18,905
Stripping ratio - t (mined total - mined ore) / t mined ore
1.90
1.82 1.86 1.83 1.93
1.90
1.82 1.86 1.83 1.93
Yield
2
- g / t / - oz / t
0.84
0.83 0.78 0.83 0.81
0.024
0.024 0.023 0.024 0.024
Gold placed
3
- kg / - oz (000)
4,844
5,082 4,136 14,442 13,958
156
163 133 464 449
Gold produced - kg / - oz (000)
3,559
3,567 4,154 10,495 12,707
114
115 134 337 409
TOTAL
Gold produced
- kg / - oz (000)
43,864
44,024 47,723 129,556 145,323
1,410
1,415 1,534 4,165 4,672
Gold sold - kg / - oz (000)
43,185
42,424 47,449 127,772 144,323
1,388
1,364 1,526 4,108 4,640
Price received - R / kg / - $ / oz - sold
134,176
125,409 90,440 122,595 86,613
584
600 433 576 427
Total cash costs - R / kg / - $ / oz - produced
71,495
63,276 59,453 65,267 57,177
311
305 284 308 282
Total production costs - R / kg / - $ / oz - produced
95,267
85,168 78,082 87,594 74,456
414
410 373 413 367
PRODUCTIVITY PER EMPLOYEE
5
Target - g / - oz
420
410 428 403 426
13.49
13.18 13.77 12.97 13.70
Actual - g / - oz
360
360 387 353 378
11.57
11.58 12.43 11.33 12.16
CAPITAL EXPENDITURE - Rm
/ - $m
1,542
1,168 1,385 3,671 3,317
220
181 215 557 525
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Refer to Morila and Navachab pages for revised June 2006 quarter open pit operating results
5
Refer to Geita, Morila, Obuasi, Sadiola and Yatela pages for revised June 2006 quarter productivity per employee results
Rounding of figures may results in computational discrepancies.
Quarter ended Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Nine months ended Nine months ended

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2006
2006
2005
2006
2005
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Revenue
2
5,707
4,966
4,332
15,129
12,911
Gold income
5,459
4,798
4,151
14,503
12,413
Cost of sales
3
(3,987)
(3,546)
(3,748)
(10,997)
(10,784)
Non-hedge derivative gain (loss)
510
(1,847)
(161)
(2,437)
(201)
Gross profit (loss)
1,981
(594)
243
1,069
1,429
Corporate administration and other expenses
(126)
(140)
(109)
(393)
(310)
Market development costs
(26)
(24)
(21)
(75)
(63)
Exploration costs
(112)
(116)
(81)
(301)
(219)
Other net operating expenses
4
(34)
(39)
(43)
(103)
(95)
Operating special items
5
(56)
14
(38)
(32)
(82)
Operating profit (loss)
1,628
(900)
(49)
165
659
Interest receivable
60
59
34
149
127
Exchange gain (loss)
6
(7)
3
(5)
6
Fair value adjustment on option component of convertible bond
421
158
(135)
347
59
Finance costs
(157)
(209)
(166)
(576)
(474)
Fair value loss on interest rate swaps
-
-
-
-
(5)
Share of associates' loss
(4)
(1)
(6)
(8)
(3)
Profit (loss) before taxation
1,955
(900)
(319)
71
370
Taxation
6
(430)
(86)
(10)
(559)
111
Profit (loss) after taxation from continuing operations
1,524
(986)
(329)
(488)
481
Loss for the period from discontinued operations
7
(1)
(4)
(42)
(12)
(163)
Profit (loss) for the period
1,523
(989)
(372)
(499)
318
Allocated as follows:
Equity shareholders of parent
1,470
(1,047)
(415)
(651)
201
Minority interest
54
58
43
152
117
1,523
(989)
(372)
(499)
318
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
a
533
(382)
(141)
(236)
138
Loss from discontinued operations
a
-
(1)
(16)
(4)
(62)
Profit (loss)
533
(383)
(157)
(240)
76
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
b
533
(382)
(140)
(236)
137
Loss from discontinued operations
b
-
(1)
(16)
(4)
(61)
Profit (loss)
533
(383)
(156)
(240)
76
Dividends
c
- Rm
578
450
- cents per share
210
170
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
Dividends are translated at actual rates on date of payment.
Rounding of figures may results in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2006
2006
2005
2006
2005
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Revenue
2
798
766
666
2,288
2,042
Gold income
763
740
638
2,193
1,964
Cost of sales
3
(557)
(547)
(576)
(1,667)
(1,709)
Non-hedge derivative gain (loss)
143
(169)
(33)
(214)
(15)
Gross profit (loss)
349
25
29
312
240
Corporate administration and other expenses
(18)
(22)
(17)
(60)
(49)
Market development costs
(4)
(4)
(3)
(12)
(10)
Exploration costs
(16)
(18)
(12)
(45)
(35)
Other net operating expenses
4
(5)
(7)
(7)
(16)
(14)
Operating special items
5
(7)
2
(7)
(3)
(14)
Operating profit (loss)
300
(22)
(17)
176
118
Interest receivable
8
9
5
22
20
Exchange gain (loss)
1
(1)
-
(1)
1
Fair value adjustment on option component of convertible bond
58
25
(21)
44
11
Finance costs
(22)
(32)
(26)
(89)
(75)
Fair value loss on interest rate swaps
-
-
-
-
(1)
Share of associates' loss
-
-
-
(1)
(1)
Profit (loss) before taxation
344
(22)
(58)
152
74
Taxation
6
(69)
(23)
(2)
(98)
17
Profit (loss) after taxation from continuing operations
276
(45)
(60)
53
90
Loss for the period from discontinued operations
7
-
(1)
(7)
(2)
(27)
Profit (loss) for the period
276
(45)
(67)
52
63
Allocated as follows:
Equity shareholders of parent
268
(54)
(73)
28
45
Minority interest
8
9
7
23
18
276
(45)
(67)
52
63
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
a
97
(20)
(25)
11
27
Loss from discontinued operations
a
-
-
(3)
(1)
(10)
Profit (loss)
97
(20)
(28)
10
17
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
b
97
(20)
(25)
11
27
Loss from discontinued operations
b
-
-
(3)
(1)
(10)
Profit (loss)
97
(20)
(28)
10
17
Dividends
c
- $m
81
69
- cents per share
29
26
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
Dividends are translated at actual rates on date of payment.
Rounding of figures may results in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
September
June
September
December
2006
2006
2005
2005
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
44,432
41,214 37,164 37,464
Intangible assets
3,137
2,873 2,602 2,533
Investments in associates
327
312 238 223
Other investments
846
662 582 645
Inventories
1,991
1,673 767 1,182
Derivatives
48
73 311 243
Trade and other receivables
120
164 142 124
Deferred taxation
419
368 233 279
Other non-current assets
95
95 126 101
51,415
47,434 42,164 42,794
Current assets
Inventories
3,592
3,181 2,623 2,436
Trade and other receivables
1,822
1,645 1,502 1,589
Derivatives
5,548
5,941 3,162 4,280
Current portion of other non-current assets
5
11 3 43
Cash restricted for use
46
21 86 52
Cash and cash equivalents
2,871
2,450 1,469 1,328
13,884
13,250 8,845 9,728
Non-current assets held for sale
225
100 100 100
14,109
13,350 8,946 9,828
TOTAL ASSETS
65,524
60,784 51,110 52,622
EQUITY AND LIABILITIES
Share capital and premium 10
22,077
22,065 19,023 19,047
Retained earnings and other reserves 11
123
(3,057) (360) (2,463)
Shareholders' equity
22,200
19,008 18,663 16,584
Minority interests 12
478
419 375 374
Total equity
22,678
19,427 19,038 16,958
Non-current liabilities
Borrowings
10,497
9,375 10,889 10,825
Environmental rehabilitation and other provisions
2,671
2,579 1,804 2,265
Provision for pension and post-retirement benefits
1,267
1,263 1,017 1,249
Trade, other payables and deferred income
104
109 90 87
Derivatives
2,592
3,484 2,096 2,460
Deferred taxation
7,653
7,239 7,954 7,353
24,785
24,049 23,850 24,239
Current liabilities
Trade, other payables and deferred income
3,351
3,011 2,709 2,711
Current portion of borrowings
290
465 991 1,190
Derivatives
12,794
12,723 4,218 6,814
Taxation
1,532
1,110 304 710
17,967
17,309 8,222 11,425
Non-current liabilities held for sale
95
- - -
18,061
17,309 8,222 11,425
Total liabilities
42,846
41,357 32,072 35,664
TOTAL EQUITY AND LIABILITIES
65,524
60,784 51,110 52,622
Net asset value - cents per share
8,239
7,060 7,191 6,401
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
September
June
September
December
2006
2006
2005
2005
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
5,723
5,768 5,843 5,905
Intangible assets
404
402 409 399
Investments in associates
42
44 37 35
Other investments
109
93 91 102
Inventories
256
234 121 186
Derivatives
6
10 49 38
Trade and other receivables
15
23 22 20
Deferred taxation
54
51 37 44
Other non-current assets
12
13 20 16
6,622
6,639 6,629 6,745
Current assets
Inventories
463
445 412 384
Trade and other receivables
235
230 236 250
Derivatives
714
832 497 675
Current portion of other non-current assets
1
2 - 7
Cash restricted for use
6
3 14 8
Cash and cash equivalents
370
343 231 209
1,788
1,854 1,391 1,533
Non-current assets held for sale
29
14 16 16
1,817
1,868 1,406 1,549
TOTAL ASSETS
8,440
8,507 8,035 8,294
EQUITY AND LIABILITIES
Share capital and premium 10
2,844
3,088 2,991 3,002
Retained earnings and other reserves 11
16
(428) (57) (388)
Shareholders' equity
2,859
2,660 2,934 2,614
Minority interests 12
62
59 59 59
Total equity
2,921
2,719 2,993 2,673
Non-current liabilities
Borrowings
1,352
1,312 1,712 1,706
Environmental rehabilitation and other provisions
344
361 284 356
Provision for pension and post-retirement benefits
163
177 160 197
Trade, other payables and deferred income
13
15 14 14
Derivatives
334
488 330 388
Deferred taxation
986
1,013 1,250 1,159
3,192
3,366 3,750 3,820
Current liabilities
Trade, other payables and deferred income
432
421 426 427
Current portion of borrowings
37
65 156 188
Derivatives
1,648
1,781 663 1,074
Taxation
197
155 48 112
2,314
2,422 1,292 1,801
Non-current liabilities held for sale
12
- - -
2,326
2,422 1,292 1,801
Total liabilities
5,519
5,788 5,042 5,621
TOTAL EQUITY AND LIABILITIES
8,440
8,507 8,035 8,294
Net asset value - cents per share
1,061
988 1,130 1,009
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2006
2006
2005
2006
2005
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
5,681
4,983 4,498 15,322 13,112
Payments to suppliers and employees
(3,131)
(2,822) (3,313) (9,027) (9,914)
Cash generated from operations
2,550
2,161 1,185 6,295 3,198
Cash (utilised) generated by discontinued operations
(16)
14 (51) (13) (164)
Environmental, rehabilitation and other expenditure
(49)
(34) (27) (113) (55)
Termination of employee benefit plans
-
- (61) - (61)
Taxation paid
(146)
(178) (45) (415) (140)
Net cash inflow from operating activities
2,338
1,963 1,000 5,754 2,777
Cash flows from investing activities
Capital expenditure
(1,542)
(1,168) (1,385) (3,671) (3,317)
Proceeds from disposal of tangible assets
6
54 22 71 25
Proceeds on disposal of discontinued assets
7
22 8 39 9
Other investments acquired
(406)
(13) (4) (424) (18)
Associate loans and acquisitions
(3)
(63) (1) (66) (92)
Proceeds from disposal of investments
410
19 1 447 1
Cash restricted for use
(20)
- 105 10 79
Interest received
56
44 21 118 93
Loans advanced
-
- - (1) (43)
Repayment of loans advanced
8
26 2 36 15
Utilised in hedge restructure
-
- - - (415)
Net cash outflow from investing activities
(1,485)
(1,079) (1,231) (3,441) (3,663)
Cash flows from financing activities
Proceeds from issue of share capital
12
3,026 17 3,061 35
Share issue expenses
-
(32) - (32) -
Proceeds from borrowings
496
81 926 906 4,039
Repayment of borrowings
(294)
(2,973) (148) (3,636) (2,043)
Finance costs
(169)
(84) (137) (504) (425)
Dividends paid
(606)
(70) (507) (858) (1,026)
Net cash (outflow) inflow from financing activities
(560)
(52) 151 (1,063) 581
Net increase (decrease) in cash and cash equivalents
294
831 (80) 1,250 (304)
Translation
127
200 (95) 294 143
Cash and cash equivalents at beginning of period
2,450
1,419 1,644 1,328 1,630
Net cash and cash equivalents at end of period
2,871
2,450 1,469 2,871 1,469
Cash generated from operations
Profit (loss) before taxation
1,955
(900) (319) 71 370
Adjusted for:
Movement on non-hedge derivatives
120
2,584 244 4,286 486
Amortisation of tangible assets
1,034
951 784 2,844 2,303
Amortisation of intangible assets
4
3 3 10 9
Deferred stripping
(262)
(126) (39) (494) (13)
Interest receivable
(60)
(59) (34) (149) (127)
Operating special items
56
18 (17) 64 26
Finance costs
157
209 166 576 474
Fair value adjustment on option components of convertible bond
(421)
(158) 135 (347) (59)
Other non-cash movements
177
(107) 105 188 199
Movement in working capital
(210)
(254) 157 (754) (471)
2,550
2,161 1,185 6,295 3,198
Movement in working capital
(Increase) decrease in inventories
(841)
(1,019) 6 (2,014) (900)
(Increase) decrease in trade and other receivables
(200)
70 253 (211) (33)
Increase (decrease) in trade and other payables
831
695 (102) 1,471 462
(210)
(254) 157 (754) (471)
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2006
2006
2005
2006
2005
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
798
776 689 2,329 2,085
Payments to suppliers and employees
(444)
(442) (509) (1,384) (1,576)
Cash generated from operations
354
334 180 945 509
Cash (utilised) generated by discontinued operations
(2)
2 (8) (2) (27)
Environmental, rehabilitation and other expenditure
(7)
(5) (4) (17) (8)
Termination of employee benefit plans
-
- (10) - (10)
Taxation paid
(20)
(28) (7) (63) (22)
Net cash inflow from operating activities
325
302 151 863 441
Cash flows from investing activities
Capital expenditure
(220)
(181) (215) (557) (525)
Proceeds from disposal of tangible assets
1
8 3 11 5
Proceeds on disposal of discontinued assets
1
4 1 6 -
Other investments acquired
(62)
(2) - (64) -
Associate loans and acquisitions
-
(10) - (10) (15)
Proceeds from disposal of investments
62
3 - 68 -
Cash restricted for use
(3)
- 16 2 12
Interest received
7
7 3 17 15
Loans advanced
-
- - - (7)
Repayment of loans advanced
1
4 - 5 2
Utilised in hedge restructure
-
- - - (69)
Net cash outflow from investing activities
(213)
(167) (192) (522) (582)
Cash flows from financing activities
Proceeds from issue of share capital
2
505 3 511 6
Share issue expenses
-
(5) - (5) -
Proceeds from borrowings
75
11 139 140 640
Repayment of borrowings
(41)
(493) (19) (594) (324)
Finance costs
(24)
(13) (21) (78) (67)
Dividends paid
(85)
(11) (77) (125) (165)
Net cash (outflow) inflow from financing activities
(73)
(5) 25 (151) 90
Net increase (decrease) in cash and cash equivalents
39
131 (16) 190 (51)
Translation
(12)
(18) 1 (30) (6)
Cash and cash equivalents at beginning of period
343
230 246 209 289
Net cash and cash equivalents at end of period
370
343 231 370 231
Cash generated from operations
Profit (loss) profit before taxation
344
(22) (58) 152 74
Adjusted for:
Movement on non-hedge derivatives
(54)
281 46 493 64
Amortisation of tangible assets
144
147 121 431 365
Amortisation of intangible assets
-
- - 1 1
Deferred stripping
(31)
(15) (6) (64) (2)
Interest receivable
(8)
(9) (5) (22) (20)
Operating special items
7
2 (2) 7 5
Finance costs
22
32 26 89 75
Fair value adjustment on option components of convertible bond
(58)
(25) 21 (44) (11)
Other non-cash movements
26
(17) 15 27 30
Movement in working capital
(38)
(40) 22 (125) (72)
354
334 180 945 509
Movement in working capital
Increase in inventories
(55)
(60) (25) (155) (92)
(Increase) decrease in trade and other receivables
(8)
47 26 19 30
Increase (decrease) in trade and other payables
25
(27) 21 12 (10)
(38)
(40) 22 (125) (72)
Rounding of figures may results in computational discrepancies.

Statement of recognised income and expense
Nine months
Year
Nine months
ended
ended
ended
September
December
September
2006
2005
2005
Unaudited
Audited
Unaudited
Actuarial gains and losses on defined benefit retirement plans
- (173) 42
Net loss on cash flow hedges removed from equity and report in income
874 391 42
Net loss on cash flow hedges
(1,717) (1,281) (433)
Gain on available for sale financial assets
147 17 20
Deferred taxation on items above 346 445 221
Net exchange translation differences
4,366 1,534 1,693
Net income recognised directly in equity
4,016 933 1,585
(Loss) profit for the period (499) (1,116) 318
3,517 (183) 1,903
Attributable to:
Equity shareholders of the parent
3,297 (355) 1,755
Minority interest
220 172 148
3,517 (183) 1,903
Actuarial gains and losses on defined benefit retirement plans - (27) 7
Net loss on cash flow hedges removed from equity and reported in income
155 18 6
Net loss on cash flow hedges
(221) (202) (68)
Gain on available for sale financial assets 16 2 3
Deferred taxation on items above
32 69 34
Net exchange translation differences
493 293 277
Net income recognised directly in equity
475 153 259
Profit (loss) for the period
52 (160) 63
Total recognised income and expense for the period 527 (7) 322
Attributable to:
Equity shareholders of the parent
506 (28) 305
Minority interest 21 21 17
527 (7) 322
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter and nine months ended 30 September 2006
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS)
which are effective 1 January 2006, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE
Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2006.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period as disclosed in the previous annual report. Such amendments have been made to provide the users of the financial statements with additional information.
2.
Revenue
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Gold income
5,459
4,798 4,151 14,503 12,413
763
740 638 2,193 1,964
By-products and other revenue (note 3)
188
109 147 477 371
26
17 23 73 59
Interest receivable
60
59 34 149 127
8
9 5 22 20
5,707
4,966 4,332 15,129 12,911
798
766 666 2,288 2,042
3.
Cost of sales
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Cash operating costs
3,095
2,853 2,904 8,583 8,523
432
441 446 1,303 1,352
By-products and other revenue (note 2)
(188)
(109)     (147)        (477)         (371)        (26)
(17)        (23)        (73)         (59)
2,907
2,744 2,757 8,106 8,152
406
424 423 1,230 1,293
Other cash costs
167
137 104 422 296
23
21 16 64 47
Total cash costs
3,075
2,881 2,861 8,527 8,448
429
445 439 1,293 1,340
Retrenchment costs
14
13 60 38 106
2
2 9 6 16
Rehabilitation & other non-cash costs
23
25 67 86 161
3
4 10 13 26
Production costs
3,111
2,919 2,988 8,652 8,714
434
451 459 1,313 1,382
Amortisation of tangible assets
1,034
951 784 2,844 2,303
144
147 121 431 365
Amortisation of intangible assets
4
3 3 10 9 – – – 1 1
Total production costs
4,148
3,873 3,775 11,506 11,027
579
599 580 1,745 1,748
Inventory change
(161)
(327)       (28)        (509)         (243)        (22)
(52)         (4)         (77)
(40)
3,987
3,546 3,748 10,997 10,784
557
547 576 1,667 1,709
Rounding of figures may result in computational discrepancies.

4.
Other net operating expenses
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(20)
(19)         (29)         (58)        (59)          (3)
(4)          (5)           (9)          (9)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and
diseases, governmental fiscal claims
and costs of old tailings operations
(14)
(18)         (14)         (41)        (36)          (2)
(3)          (2)          (6)          (5)
Other
–
(2)            –
(4)           –
–
–
–
(1)
–
(34)
(39)         (43)
(103)       (95)           (5)
(7)          (7)         (16)
(14)
5.
Operating special items
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Contract termination fee at Geita
–
– (55) – (55)
–
– (9) – (9)
Under provision of indirect taxes
(1)
(33) – (27) –
–
(5) – (4) –
VAT not recoverable
(58)
– – (58) –
(8)
– – (8) –
Impairment of tangible assets (note 8)
–
– – (3) (45)
–
– – – (7)
Profit on disposal of assets (note 8)
3
47 17 56 18
1
7 2 8 2
(56)
14 (38) (32) (82)
(7)
2 (7) (3) (14)
6.        Taxation
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(520)
(369)       (37)       (1,110)       (64)         (72)
(56)          (6)
(164) (12)
Disposal of tangible assets (note 8)
(3)
(3) 1 (11) 1
(1)
– – (2) 1
(523)
(372)       (36)       (1,121)       (63)         (73)
(56)          (6)
(166) (11)
Deferred taxation
Temporary differences
15
(140)       (35)         (144)      (249)
1
(22)          (5)        (23)
(36)
Impairment of tangible assets
(note 8)
–
– – 1 16
–
– – – 2
Change in tax rate
–
– – – 393
–
– – – 60
Contract termination fee at Geita
–
– 19 – 19
–
– 3 – 3
Unrealised non-hedge derivatives
77
426 42 705 (5)
3
55 6 91 (1)
92
286 26 562 174
4
33 4 68 28
Total taxation
(430)
(86)      (10)          (559)        111
(69)
(23)          (2)        (98)          17
Rounding of figures may result in computational discrepancies.

7.        Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
Gold income
3
10 4 19 99
1
2 1 3 16
Retrenchment, rehabilitation and
other costs
(6)
(8)          (13)        (20)
(410)          (1)
(1)          (2)          (3)         (66)
Gross (loss) profit
(3)
2 (9) – (311)
–
– (1) – (49)
Impairment loss reversed
–
– – – 115
–
– – – 17
(Loss) profit before taxation from
discontinued operations
(3)
2 (9) – (196)
–
– (1) – (32)
Taxation
2
(5)          (34)        (11)          34
–
(1)          (5)          (2)            5
Net loss attributable to discontinued
operations
(1)
(4)          (42)        (12)
(163)           –
(1)          (7)          (2)         (27)
8.
Headline earnings (loss)
Quarter ended
Nine months
ended
Quarter ended
Nine months
ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Unaudited Unaudited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted
by the following to arrive at
headline earnings (loss):
Profit (loss) attributable to equity
shareholders
1,470
(1,047)      (415)       (651)         201
268
(54) (73) 28 45
Impairment of tangible assets (note 5) – – – 3 45 – – – – 7
Profit on disposal of assets (note 5)
(3)
(47)        (17)         (56)        (18)           (1)
(7)          (2)          (8)           (2)
Taxation on items above – current
portion (note 6)
3
3 (1) 11 (1)
1
– – 2 (1)
Taxation on items above – deferred
portion (note 6)
– – – (1) (16) – – – – (2)
Net loss from discontinued operations
(note 7)
1
4 42 12 163 – 1 7 2 27
Headline earnings (loss)
1,471
(1,086)      (390)        (683)       374
268
(60) (69) 24 74
Cents per share
(1)
Headline earnings (loss)
534
(398)       (147)        (251)       141
97
(22) (26) 9 28
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.        Shares
Quarter ended
Nine months ended
Sept
2006
Jun
2006
Sept
2005
Sept
2006
Sept
2005
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000     400,000,000     400,000,000     400,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000         2,000,000        2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000         5,000,000        5,000,000        5,000,000
Issued and fully-paid:
Ordinary shares in issue
275,258,118
275,168,569      264,749,794     275,258,118     264,749,794
A redeemable preference shares
2,000,000
2,000,000          2,000,000        2,000,000        2,000,000
B redeemable preference shares
778,896
778,896             778,896           778,896          778,896
Weighted average number of ordinary shares for the period
Basic ordinary shares
275,671,212
273,028,361       264,642,218     271,588,698    264,562,882
Diluted number of ordinary shares
275,795,886
273,450,168       265,224,451     271,171,372    265,146,330
During the quarter, 89,549 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. The basic weighted number of ordinary shares include time-related options as at 30 September 2006 as follows:
• for the quarter - 446,062 options; and
• for the nine months - 445,519 options.
All the preference shares are held by a wholly-owned subsidiary company.
10.
Share capital and premium
As at
As at
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Unaudited                     Audited                   Unaudited                      Audited
SA Rand million
US Dollar million
Balance at beginning of period
19,047
19,047
18,987
18,987
3,002
3,002
3,364
3,364
Ordinary shares issued
3,030
3,018
35
60
506
504
6
9
Translation
–
–
–
–
(664)
(418)         (379)          (371)
Balance at end of period
22,077
22,065
19,023
19,047
2,844
3,088
2,991
3,002
Rounding of figures may result in computational discrepancies.

11.
Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2004
3,379 138 (3,552) (122) (1,040) (1,197)
Actuarial gains and losses recognised – – – 42 – 42
Deferred taxation recognised directly in equity – – – (14) – (14)
Profit attributable to equity shareholders 201 – – – – 201
Dividends (926) – – – – (926)
Net loss on cash flow hedges removed from
equity and reported in income
– – – – 39 39
Net loss on cash flow hedges – – – – (430) (430)
Deferred taxation on cash flow hedges – – – – 235 235
Gain on available for sale financial assets – – – – 20 20
Share-based payment expense – – – – 8 8
Translation – – 1,808 (2) (144) (1,662)
Balance at September 2005
2,654 138 (1,744) (96) (1,312) (360)
Balance at December 2005
1,191 138 (1,910) (227) (1,655) (2,463)
Loss attributable to equity shareholders (651) – – – – (651)
Dividends                                                                (742)
– – – – (742)
Net loss on cash flow hedges removed from
equity and reported in income
– – – – 867 867
Net loss on cash flow hedges – – – – (1,708) (1,708)
Deferred taxation on cash flow hedges – – – – 346 346
Gain on available for sale financial assets – – – – 147 147
Share-based payment expense – – – – 31 31
Translation – – 4,472 1 (177) 4,296
Balance at September 2006
(202) 138 2,562 (226) (2,149) 123
US Dollar million
Balance at December 2004
286 24
(317)                (22)               (184)               (213)
Actuarial gains and losses recognised – – – 7 – 7
Deferred taxation recognised directly in equity – – – (2) – (2)
Profit attributable to equity shareholders 45 – – – – 45
Dividends                                                                (150)
– – – – (150)
Net loss on cash flow hedges removed from
equity and reported in income
– – – – 6 6
Net loss on cash flow hedges – – – – (68) (68)
Deferred taxation on cash flow hedges – – – – 36 36
Gain on available for sale financial assets – – – – 3 3
Share-based payment expense – – – – 1 1
Translation – (2) 278 2 – 278
Balance at September 2005
181 22 (39) (15) (206) (57)
Balance at December 2005
(46)                  22
(67)                 (36)              (261)                (388)
Profit attributable to equity shareholders 28 – – – – 28
Dividends                                                                (107)
– – – – (107)
Net loss on cash flow hedges removed
from equity and reported in income
– – – – 154 154
Net loss on cash flow hedges – – – – (220) (220)
Deferred taxation on cash flow hedges – – – – 32 32
Gain on available for sale financial assets – – – – 16 16
Share-based payment expense – – – – 5 5
Translation – (3) 495 7 (3) 496
Balance at September 2006
(125)                  19
428
(29)
(277)                 16
Rounding of figures may result in computational discrepancies.

12.     Minority interests
As at
As at
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Unaudited Audited Unaudited Audited
SA Rand million US Dollar million
Balance at beginning of year
374
374 327 327
59
59 58 58
Attributable profit
152
98 117 146
23
16 18 23
Dividends paid
(116)
(88)        (100)         (125)
(18)
(14)          (16)          (20)
Net loss on cash flow hedges removed from
equity and reported in income
7
5 3 4
1
1 – 1
Net loss on cash flow hedges
(9)
(12)           (3)             (9)              (1)
(2)             –
(2)
Translation
70
42 31 31
(2)
(1)            (1)            (1)
Balance at end of period
478
419 375 374
62
59 59 59
13.      Exchange rates
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Unaudited Unaudited Unaudited Audited
Rand/US dollar average for the period
6.59
6.31                      6.31                    6.37
Rand/US dollar average for the quarter
7.15
6.46                      6.51                    6.53
Rand/US dollar closing
7.76
7.15                      6.36                    6.35
BRL/US dollar average for the period
2.17
2.2 5 2.30 2.29
BRL/US dollar average for the quarter
2.17
2.18                     2.34                     2.25
BRL/US dollar closing
2.17
2.16                     2.22                     2.35
Rand/Australian dollar average for the period
4.93
4.69                      4.85                    4.85
Rand/Australian dollar average for the quarter
5.41
4.83                      4.95                    4.86
Rand/Australian dollar closing
5.82
5.31                      4.85                    4.65
14.      Capital commitments
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Sept
2006
Jun
2006
Sept
2005
Dec
2005
Unaudited                  Audited                Unaudited                    Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
2,910
2,726 1,753 1,182
375
382 276 186
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the
South African operations, borrowing facilities and cash distributions from offshore operations.
Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.
The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.
Rounding of figures may result in computational discrepancies.

15.
Contingent liabilities
AngloGold Ashanti's contingent liabilities at 30 September 2006 are detailed below:
Water pumping cost – South Africa – Representatives of the three mining companies, along with their respective legal teams, have been finalising settlement and other related agreements over the last few months. The three mining companies are Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and AngloGold
Ashanti Limited.
Following on the government's request that the New Water Company be a section 21 company, AngloGold
Ashanti is in the process of replacing the signed Settlement and Shareholders' Agreements with a new Settlement
Agreement, Members' Agreement, and Loan Agreement and is attending to fulfil the conditions precedent included in these new agreements, namely:
•      The unconditional conclusion of a Purchase Agreement between the New Water Company and the provisional liquidators of Stilfontein Gold Mining Company for the purchase of the Margaret and Scott Shafts;
•      The Department of Water Affairs and Forestry (DWAF) must issue all licences necessary for the New Water
Company to conduct its business; and
•       The DWAF confirms in writing that in respect of the dewatering of Margaret Shaft only the Water Resource
Management charge will be applicable to the abstraction of such water and that no other water tariff will be imposed unless it is established that the abstraction of water has an effect on the yield of the Vaal River, a
Vaal River Tariff may also come into effect.
The agreements will not be binding on the mining companies unless all of the above conditions precedent are met by the due date, which may be extended by agreement between the parties.
Similarly to the signed Settlement Agreement, the new draft Settlement Agreement describes the formation of a
"New Water Company", which will take over the running of the Margaret and Scott Shafts from the Stilfontein Gold
Mining Company. The new company will be responsible for the operation of the shafts and the operation of all pumping equipment at the Margaret Shaft in order to transfer all fissure water to surface on a daily basis. The
Scott Shaft is required for ventilation purposes. The funding required from each of the mining companies will be set out in the Loan Agreement, which is currently being drafted. Each of the three companies has in principle agreed to provide one-third of the start up capital required on loan account to the New Water Company. Each mining company will contribute a maximum of R18m capital in the aggregate over a three-year period. Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources.
Stilfontein has been placed in provisional liquidation on the application of a creditor, Mining Reclamation Services
(Pty) Limited. The Master of the High Court has appointed four liquidators. The State (DWAF, Department of
Minerals and Energy (DME) and Department of Environmental Affairs and Tourism (DEAT)) has indicated that it regards the environmental legislation as paramount and that the liquidators must comply with all directives. The
Purchase Agreement, if signed, will allow the mining companies to purchase the Margaret and Scott Shafts from
Stilfontein. A Court Order may be necessary in due course – the liquidators have indicated, in any event, that given the uncertainty of the position in regard to the conflict between Environmental Law and Insolvency Law, they may require a court sanction whatever arrangement is concluded. AngloGold Ashanti is in the process of attempting to have the costs of the Margaret and Scott Shafts set off against the amount that Stilfontein owes the three mining companies for contributing Stilfontein's portion of the pumping costs in terms of the
1 November 2005 directive. These costs could be considered administrative costs in the liquidation.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold
Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29m. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
Litigation with mining contractor – Ghana – A group of employees of Mining and Building Contractors (MBC), the
Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options.
Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in
Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.
16.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•     Reimbursable value added tax due from the Malian government for the company, amounts to an attributable
$35m at 30 September 2006 (30 June 2006: attributable $30m). The last audited value added tax return was for the period ended 31 March 2006 and at that date an attributable $25m was still outstanding and an attributable $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•     Reimbursable fuel duties from the Malian government for the company, amount to an attributable $12m at
30 September 2006 (30 June 2006: attributable $14m). Fuel duties refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $5m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Malian government in terms of the previous authorisations.
The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•     Reimbursable value added tax due from the Tanzanian government, for the company amounts to $14m at
30 September 2006 (30 June 2006: $12m). The last audited value added tax return was for the period ended
31 March 2006 and at that date $10m was still outstanding and $4m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.
•     Reimbursable fuel duties from the Tanzanian government, for the company amount to $11m at 30 September
2006 (30 June 2006: $11m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $8m have been lodged with the Customs and Excise authorities, which is still outstanding, whilst claims for refund of $3m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.
17.      Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
18.      Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19.      Announcements
On 14 July 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold
Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1m of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7m within four years in order to earn-in to
50% of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by
20% in copper-dominant and gold-dominant properties subject to certain conditions.
On 4 August 2006, AngloGold Ashanti announced the appointment to its board or Mr J H Mensah, a member of the Ghanaian Parliament with extensive experience in international and local economic management and
Prof. L W Nkuhlu, a respected South African academic, professional and business leader. Messrs P L Zim and his alternate, Mr D D Barber announced their resignation from the board. The above appointments and resignations were effective from 4 August 2006.
On 23 August 2006, AngloGold Ashanti announced that it had entered into an agreement with Central African
Gold plc (CAG) to sell its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the Bibiani North prospecting licence, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a cash consideration of $40m.
On 30 August 2006, AngloGold Ashanti announced that it had granted the right to executive directors to acquire
AngloGold Ashanti ordinary shares in terms of the AngloGold Share Incentive Scheme's Long-term Incentive Plan
(LTIP), pursuant to which, a total of 57,150 awards were granted to four executive directors. All awards granted in terms of the LTIP vest three years from date of grant, subject to the achievement of the performance conditions under which the awards were made.
On 30 August 2006, AngloGold Ashanti announced that it had been advised by the Volta River Authority (VRA) of potential power shortage at its Ghanaian operations due to water shortages impacting the VRA's power generating facilities. This announcement was followed by an update on 6 September 2006 in which AngloGold
Ashanti advised that the company was in discussions with the VRA, the Chamber of Mines in Ghana and the government of Ghana on activities designed to minimise the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the impact on production which the power shortages had at its Ghanaian operations.
On 21 September 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with
Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal
(Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation.

On 2 October 2006, AngloGold Ashanti announced the imminent finalisation of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and Izingwe Holdings (Proprietary)
Limited ("empowerment transaction"). The empowerment transaction is subject to, amongst other things, shareholders approval and a circular giving notice of a general meeting of shareholders to be held on
11 December 2006 will be posted to shareholders on or about 13 November 2006.
20.     Recent developments
On 11 October 2006, a revised draft Mineral and Petroleum Royalty Bill was released by the South African
Treasury Department. The draft Mineral and Petroleum Royalty Bill originally released in March 2003, proposed a royalty payment of 3% of gross revenue per year, payable quarterly, in the case of gold. The revised draft imposes a royalty on the extraction and transfers of South Africa's mineral resources at a proposed rate of 1.5%
on refined gold (produced to at least 99.5% purity), payable twice a year on a six-monthly basis. Royalties paid will be tax deductible. The revised draft Mineral and Petroleum Royalty Bill is open for comment until 31 January
2007. If passed by Parliament, the Act would be in effect for all mineral resources extracted and transferred on or after 1 May 2009.
21.      Dividend
Interim dividend No. 100 of 210 South African cents or 16.32 UK pence or 2,845.50 cedis per share was paid to registered shareholders on 25 August 2006, while a dividend of 8.0766 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 28 August 2006, a dividend of 28.455 cedis per Ghanaian
Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represent one ordinary share. A dividend was paid to holders of American Depositary Receipts
(ADRs) on 5 September 2006 at a rate of 29.407 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
27 October 2006

Segmental
reporting
for the quarter and nine months ended 30 September 2006
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
South Africa
2,640
2,191
1,833
6,761
5,433
370
338
282
1,021
859
Argentina
221
276
151
666
445
31
42
23
101
71
Australia
454
465
312
1,228
1,062
64
72
48
185
168
Brazil
422
367
265
1,093
782
59
57
41
165
124
Ghana
484
391
442
1,327
1,306
67
60
68
201
207
Guinea
217
224
205
629
553
30
34
31
95
87
Mali
583
544
382
1,573
1,073
82
85
59
239
169
Namibia
100
82
57
257
160
14
13
9
39
25
Tanzania
181
173
298
600
1,086
25
26
46
91
173
USA
156
85
205
369
515
22
13
31
56
81
5,459
4,798
4,151
14,503
12,413
763
740
638
2,193
1,964
Gross profit (loss) adjusted for
the effect of unrealised non-
hedge derivatives
South Africa
1,106
1,145
383
2,874
932
155
174
59
430
145
Argentina
79
123
37
257
142
11
19
6
39
23
Australia
251
242
32
626
244
35
37
5
94
39
Brazil
258
225
124
617
396
36
35
19
92
63
Ghana
(70)
(43)
(70)
(78)
(84)
(10)
(7)
(11)
(11)
(13)
Guinea
(18)
27
6
39
92
(2)
4
1
6
14
Mali
250
268
106
699
307
36
41
16
107
49
Namibia
46
37
23
116
18
6
6
4
18
3
Tanzania
(51)
19
(9)
(17)
(2)
(7)
3
(1)
(2)
1
USA
23
(33)
27
1
84
3
(5)
4
-
13
Other
146
(22)
19
123
(10)
20
(2)
3
18
(3)
2,020
1,988
678
5,257
2,119
283
305
105
791
334
Cash gross profit (loss)
1
South Africa
1,484
1,520
613
3,985
1,653
208
232
94
600
259
Argentina
134
168
81
402
258
19
26
12
61
41
Australia
315
298
79
788
403
44
46
12
118
64
Brazil
304
264
163
737
500
42
41
25
111
79
Ghana
86
100
38
368
229
12
15
6
57
37
Guinea
41
77
56
203
189
6
12
9
31
29
Mali
342
336
186
910
523
48
52
29
138
83
Namibia
57
50
30
149
35
8
8
5
23
5
Tanzania
36
68
54
168
226
5
10
9
26
37
USA
81
64
99
206
276
11
10
15
31
44
Other
162
(8)
36
171
47
23
-
5
23
8
3,041
2,937
1,435
8,087
4,339
426
452
221
1,219
686
Rounding of figures may results in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1 Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.
SA Rand million
US Dollar million

Segmental reporting (continued)
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
South Africa
20,296
20,150 21,070 59,409 62,406
653
648 677 1,910 2,006
Argentina
1,702
2,004 1,616 5,337 4,987
55
64 52 172 160
Australia
3,366
3,516 3,146 9,703 11,272
108
113 101 312 362
Brazil
2,858
2,526 2,759 7,647 7,947
92
81 89 246 256
Ghana
4,540
4,552 5,260 13,988 15,914
146
146 169 450 512
Guinea
1,940
1,826 1,907 5,542 5,738
62
59 61 178 184
Mali
4,029
4,533 4,190 12,590 12,309
130
146 135 405 396
Namibia
711
684 657 2,073 1,814
23
22 21 67 58
Tanzania
2,280
2,203 4,247 7,110 15,343
73
71 137 229 493
USA
2,143
2,030 2,871 6,157 7,594
69
65 92 198 244
43,864
44,024 47,723 129,556 145,323
1,410
1,415 1,534 4,165 4,672
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
South Africa
543
472 549 1,422 1,558
77
73 84 216 247
Argentina
26
12 17 84 76
4
2 3 13 12
Australia
162
66 69 289 176
24
10 11 44 28
Brazil
396
309 144 926 340
57
48 22 140 54
Ghana
153
161 142 420 366
21
25 22 64 58
Guinea
26
28 47 83 208
4
4 7 13 33
Mali
7
10 18 22 60
1
2 3 3 10
Namibia
5
5 3 15 22
1
1 - 2 3
Tanzania
198
84 372 334 451
29
13 59 51 72
USA
17
16 14 60 37
2
2 2 9 6
Other
9
5 10 16 23
1
1 1 2 4
1,542
1,168 1,385 3,671 3,317
220
181 215 557 525
As at
As at
As at
As at
As at
As at
As at
As at
September
June
September
December
September
June
September
December
2006
2006
2005
2005
2006
2006
2005
2005
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Total assets
South Africa
15,867 15,927 14,866 15,554
2,044
2,229 2,337 2,451
Argentina
2,186 1,965 1,818 1,635
282
275 286 258
Australia
6,606 5,978 4,608 4,738
851
837 724 747
Brazil
4,176 3,535 2,326 2,449
538
495 366 386
Ghana
13,886 13,023 11,538 11,419
1,789
1,823 1,814 1,800
Guinea
2,092 2,045 1,740 1,735
269
286 274 273
Mali
2,508 2,273 2,081 2,007
323
318 327 316
Namibia 408 360 224 289
53
50 35 46
Tanzania
10,551 9,151 7,207 7,924
1,359
1,281 1,133 1,249
USA
3,864 3,179 2,770 2,734
498
445 435 431
Other
3,380 3,348 1,931 2,138
434
468 304 337
65,524 60,784 51,110 52,622
8,440
8,507 8,035 8,294
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million
SA Rand million
US Dollar million
kg
oz (000)

Non-GAAP  disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Headline earnings (loss) (note 8)
1,471
(1,086) (390) (683) 374
268
(60) (69) 24 74
Unrealised non-hedge derivatives loss (gain) (note C)
39
2,583 435 4,188 690
(65)
280 76 479 95
Deferred tax on unrealised non-hedge derivatives (note 6)
(77)
(426) (42) (705) 5
(3)
(55) (6) (91) 1
Fair value adjustment on option component of convertible
bond
(421)
(158) 135 (347) (59)
(58)
(25) 21 (44) (11)
Fair value loss on interest rate swap
-
- - - 5
-
- - - 1
Headline earnings before unrealised non-hedge derivatives,
fair value adjustments on convertible bond and interest rate swaps
(2)
1,011
911 138 2,453 1,015
141
140 22 367 159
Cents per share
(1)
Headline earnings adjusted for the effect of unrealised non-
hedge derivatives, fair value adjustments on convertible bond and interest rate swaps
(2)
367
334 52 903 384
51
51 8 135 60
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Reconciliation of gross profit (loss) to gross profit adjusted for the effect of unrealised non-hedge derivatives:
Gross profit (loss)
1,981
(594) 243 1,069 1,429
349
25 29 312 240
Unrealised non-hedge derivatives (note C)
39
2,583 435 4,188 690
(65)
280 76 479 95
Gross profit adjusted for the effect of unrealised non-hedge derivatives
2,020
1,988 678 5,257 2,119
283
305 105 791 334
Rounding of figures may results in computational discrepancies.
Nine months ended
Nine months ended
Quarter ended
Unaudited Unaudited
SA Rand million US Dollar million
Quarter ended
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 March, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.
- The unrealised fair value change on the option component of the convertible bond.
Gross profit adjusted for the effect of unrealised non-hedge derivatives
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Unaudited
SA Rand million US Dollar million
Unaudited
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps
Nine months ended
Nine months ended
Quarter ended
Quarter ended

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
C
Non-hedge derivative gain (loss) is summarised as
Realised non-hedge derivative gain
549
736 274 1,751 489
77
112 43 265 80
Unrealised non-hedge derivative (loss) gain
(39)
(2,583) (435) (4,188) (690)
65
(280) (76) (479) (95)
Non-hedge derivative gain (loss) per income statement
510
(1,847) (161) (2,437) (201)
143
(169) (33) (214) (15)
D
Price received
Gold income per income statement
5,459
4,798 4,151 14,503 12,413
763
740 638 2,193 1,964
Adjusted for minority interests
(214)
(214) (135) (590) (402)
(29)
(34) (21) (90) (63)
5,245
4,584 4,017 13,913 12,011
734
706 617 2,103 1,900
Realised non-hedge derivatives (note C)
549
736 274 1,751 489
77
112 43 265 80
5,794
5,320 4,291 15,664 12,500
811
818 660 2,368 1,980
Attributable gold sold - kg / - oz (000)
43,185
42,424 47,449 127,772 144,323
1,388
1,364 1,526 4,108 4,640
Revenue price per unit - R/kg / - $/oz
134,176
125,409 90,440 122,595 86,613
584
600 433 576 427
E
Total costs
Total cash costs (note 3)
3,075
2,881 2,861 8,527 8,448
429
445 439 1,293 1,340
Adjusted for minority interests and non-gold producing
companies
61
(95) (24) (72) (138)
9
(14) (4) (11) (22)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,136
2,786 2,837 8,455 8,309
438
431 436 1,282 1,318
Retrenchment costs (note 3)
14
13 60 38 106
2
2 9 6 16
Rehabilitation and other non-cash costs (note 3)
23
25 67 86 161
3
4 10 13 26
Amortisation of tangible assets (note 3)
1,034
951 784 2,844 2,303
144
147 121 431 365
Amortisation of intangible assets (note 3)
4
3 3 10 9
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(32)
(29) (25) (85) (68)
(4)
(4) (4) (13) (11)
Total production costs adjusted for minority interests
and non-gold producing companies
4,179
3,749 3,726 11,348 10,820
584
580 573 1,720 1,715
Gold produced - kg / - oz (000)
43,864
44,024 47,723 129,556 145,323
1,410
1,415 1,534 4,165 4,672
Total cash cost per unit - R/kg / -$/oz
71,495
63,276 59,453 65,267 57,177
311
305 284 308 282
Total production cost per unit - R/kg / -$/oz
95,267
85,168 78,082 87,594 74,456
414
410 373 413 367
F
Cash gross profit
Gross profit adjusted for the effect of unrealised non-hedge derivatives (note B)
2,020
1,988 678 5,257 2,119
283
305 105 791 334
Amortisation of tangible assets (note 3)
1,034
951 784 2,844 2,303
144
147 121 431 365
Amortisation of intangible assets (note 3)
4
3 3 10 9
-
- - 1 1
Non-cash revenues
(16)
(5) (30) (24) (92)
(2)
(1) (5) (3) (14)
3,041
2,937 1,435 8,087 4,339
426
452 221 1,219 686
G
EBITDA
Operating profit (loss) per income statement
1,628
(900) (49) 165 659
300
(22) (17) 176 118
Amortisation of tangible assets (note 3)
1,034
951 784 2,844 2,303
144
147 121 431 365
Amortisation of intangible assets (note 3)
4
3 3 10 9
-
- - 1 1
Impairment of tangible assets (note 5)
-
- - 3 45
-
- - - 7
Unrealised non-hedge derivatives (note C)
39
2,583 435 4,188 690
(65)
280 76 479 95
Profit on disposal of assets (note 5)
(3)
(47) (17) (56) (18)
(1)
(7) (2) (8) (2)
Share of associates' EBITDA
(2)
(1) (6) (6) (2)
-
- (1) (1) -
2,700
2,590 1,151 7,148 3,686
378
398 177 1,078 583
Rounding of figures may results in computational discrepancies.
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Unaudited Unaudited
SA Rand million / Metric US Dollar million / Imperial

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
H
Interest cover
EBITDA (note G)
2,700
2,590 1,151 7,148 3,686
378
398 177 1,078 583
Finance costs per income statement
157
209 166 576 474
22
32 26 89 75
Capitalised finance costs
19
19 30 48 81
3
3 5 7 13
176
228 196 623 555
25
35 30 96 88
Interest cover - times
15.34
11.35 5.87 11.47 6.64
15.12
11.29 5.90 11.23 6.63
I
Free cash flow
Net cash inflow from operating activities per cash flow
2,338
1,963 1,000 5,754 2,777
325
302 151 863 441
Stay-in-business capital expenditure
(952)
(696) (956) (2,272) (2,100)
(136)
(108) (149) (345) (333)
1,386
1,267 44 3,482 677
189
195 2 518 108
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Sep
Dec
Sep
Jun
Sep
Dec
2006
2006
2005
2005
2006
2006
2005
2005
J
Net asset value - cents per share
Total equity per balance sheet
22,678
19,427 19,038 16,958
2,921
2,719 2,993 2,673
Number of ordinary shares in issue - millions (note 9)
275
275 265 265
275
275 265 265
Net asset value - cents per share
8,239
7,060 7,191 6,401
1,061
988 1,130 1,009
Total equity per balance sheet
22,678
19,427 19,038 16,958
2,921
2,719 2,993 2,673
Intangible assets per balance sheet
(3,137)
(2,873) (2,602) (2,533)
(404)
(402) (409) (399)
19,541
16,554 16,436 14,425
2,517
2,317 2,584 2,274
Number of ordinary shares in issue - millions (note 9)
275
275 265 265
275
275 265 265
Net tangible asset value - cents per share
7,099
6,016 6,208 5,445
914
842 976 858
K
Net debt
Borrowings - long-term portion per balance sheet
10,497
9,375 10,889 10,825
1,352
1,312 1,712 1,706
Borrowings - short-term portion per balance sheet
290
465 991 1,190
37
65 156 188
Total borrowings
10,787
9,840 11,880 12,015
1,389
1,377 1,868 1,894
Cash and cash equivalents per balance sheet
(2,871)
(2,450) (1,469) (1,328)
(370)
(343) (231) (209)
Net debt
7,916
7,390 10,411 10,687
1,019
1,034 1,637 1,685
Rounding of figures may results in computational discrepancies.
SA Rand million / Metric
Unaudited
US Dollar million / Imperial
Unaudited
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Unaudited Unaudited
SA Rand million US Dollar million

Development
for the quarter ended 30 September 2006
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa
Vaal reef
3,512 604 119.7 24.39 2,919 0.93 110.83
Kopanang
Vaal reef
6,731 686 13.6 140.59 1,912 11.28 153.38
Tau Lekoa
Ventersdorp Contact reef
1,824 492 75.1 8.19 615 - -
Moab Khotsong
Vaal reef
5,032 140 108.2 16.76 1,813 1.49 161.00
WEST WITS
TauTona
Ventersdorp Contact reef
201 - - - - - -
Carbon Leader reef
3,357 30 11.8 58.73 693 - -
Savuka
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 260 - - - - - -
Mponeng
Ventersdorp Contact reef
4,146 570 114.6 23.69 2,715 - -
AUSTRALIA
Sunrise Dam
1,411 1,411 - 7.84 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mine de Cuiabá
147 146 63.4 7.04 - - -
Córrego do Sitio 394 178 - 5.43 - - -
Lamego 638 67 70.0 3.95 - - -
Serra Grande
Mina Ill
1,191 360 100.0 4.13 - - -
Mina Nova
61 - - - - - -
GHANA
Obuasi
6,745 1,796 500.0 * 9.98 4,990 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa
Vaal reef
11,521 1,982 47.1 0.71 2.79 1.86 7.30
Kopanang
Vaal reef
22,083 2,251 5.4 4.10 1.83 22.56 10.07
Tau Lekoa
Ventersdorp Contact reef
5,984 1,614 29.6 0.24 0.59 - -
Moab Khotsong
Vaal reef
16,508 459 42.6 0.49 1.74 2.98 10.58
WEST WITS
TauTona
Ventersdorp Contact reef
658 - - - - - -
Carbon Leader reef 11,012 98 4.6 1.71 0.66 - -
Savuka
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 854 - - - - - -
Mponeng
Ventersdorp Contact reef
13,602 1,870 45.1 0.69 2.60 - -
- -
AUSTRALIA
- -
Sunrise Dam
4,629 4,629 - 0.23 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mina de Cuiabá
481 479 25.0 0.21 - - -
Córrego do Sitio
1,293 584 - 0.16 - - -
Lamego 2,094 219 27.6 0.12 - - -
Serra Grande
Mina Ill
3,907 1,182 39.4 0.12 - - -
Mina Nova 199 - - - - - -
GHANA
Obuasi
22,129 5,891 196.9 * 0.29 4.77 - -
* Average ore body width
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SA Rand / US Dollar
SOUTH AFRICA
543
472
549
1,422
77
73
84
216
Vaal River
Great Noligwa
88 56 47 197 13 9 7 30
Kopanang 72 52 70 180 10 8 11 27
Moab Khotsong 147 138 168 396 21 21 26 60
Tau Lekoa 16 13 20 49 2 2 3 8
Surface Operations 10 22 53 44 1 3 8 7
West Wits
Mponeng
81 69 76 214 11 11 12 32
Savuka 4 4 8 8 1 1 1 1
TauTona 124 118 108 332 17 18 17 50
ARGENTINA
26
12
17
84
4
2
3
13
Cerro Vanguardia - Attributable 92.50% 24 11 16 77 3 2 2 12
Minorities and exploration 2 1 1 7 1 - 1 1
AUSTRALIA
162
66
69
289
24
10
11
44
Sunrise Dam 56 41 60 136 8 6 9 21
Boddington 104 24 9 150 16 4 2 23
Exploration 2 1 - 3 - - - -
BRAZIL
396
309
144
926
57
48
22
140
AngloGold Ashanti Brasil Mineração
362 277 122 834 52 43 19 127
Serra Grande - Attributable 50% 16 15 11 42 2 2 2 6
Minorities, exploration and other 18 17 11 50 3 3 1 7
GHANA
153
161
142
420
21
25
22
64
Bibiani 1 - 10 2 - - 2 -
Iduapriem - Attributable 85% 10 3 8 14 1 - 1 2
Obuasi 140 156 120 397 19 24 19 60
Minorities and exploration 2 2 4 7 1 1 - 2
GUINEA
26
28
47
83
4
4
7
13
Siguiri - Attributable 85% 22 24 40 71 3 4 6 11
Minorities and exploration 4 4 7 12 1 - 1 2
MALI
7
10
18
22
1
2
3
3
Morila - Attributable 40% - 1 2 4 - - - 1
Sadiola - Attributable 38% 4 7 12 15 1 1 2 2
Yatela - Attributable 40% 2 1 3 2 - - 1 -
NAMIBIA
5
5
3
15
1
1
-
2
Navachab 5 5 3 15 1 1 - 2
TANZANIA
198
84
372
334
29
13
59
51
Geita 198 84 372 334 29 13 59 51
USA
17
16
14
60
2
2
2
9
Cripple Creek & Victor J.V. 17 16 14 60 2 2 2 9
OTHER
9
5
10
16
1
1
1
2
ANGLOGOLD ASHANTI
1,542
1,168
1,385
3,671
220
181
215
557
Rounding of figures may results in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
Metric
SOUTH AFRICA
20,296
20,150
21,070
59,409
Vaal River
Great Noligwa
7.72
8.11
9.03
8.13
4,699
4,767
5,275
14,479
Kopanang
6.63
7.19
7.85
6.88
3,448
3,561
3,933
10,229
Moab Khotsong
5.43
6.83
-
6.35
329
338
-
960
Tau Lekoa
3.59
3.61
4.20
3.59
1,358
1,289
2,195
4,086
Surface Operations
0.44
0.50
0.53
0.46
819
970
757
2,453
West Wits
Mponeng
9.83
10.38
9.01
10.02
4,832
4,853
3,946
13,954
Savuka
8.44
7.17
8.01
7.80
808
653
1,121
2,114
TauTona
2
10.51
9.70
9.91
9.82
4,000
3,718
3,843
11,132
ARGENTINA
1,702
2,004
1,616
5,337
Cerro Vanguardia - Attributable 92.50%
7.00
8.92
7.26
7.93
1,702
2,004
1,616
5,337
AUSTRALIA
3,366
3,516
3,146
9,703
Sunrise Dam
3
3.10
3.27
3.24
3.08
3,366
3,516
3,146
9,703
BRAZIL
2,858
2,526
2,759
7,647
AngloGold Ashanti Brasil Mineração
2
7.13
7.45
7.08
7.46
2,098
1,766
2,011
5,377
Serra Grande - Attributable 50%
7.29
7.50
8.00
7.45
760
760
748
2,270
GHANA
4,540
4,552
5,260
13,988
Bibiani
5
0.44
0.47
-
0.57
263
274
860
1,013
Iduapriem
3
- Attributable 85%
1.73
1.77
1.70
1.75
1,360
1,265
1,355
3,976
Obuasi
2
4.05
4.33
4.64
4.31
2,916
3,013
3,045
8,999
GUINEA
1,940
1,826
1,907
5,542
Siguiri
3
- Attributable 85%
1.09
1.16
1.17
1.09
1,940
1,826
1,907
5,542
MALI
4,029
4,533
4,190
12,590
Morila - Attributable 40%
3.85
4.22
5.33
4.03
1,551
1,684
2,151
4,925
Sadiola - Attributable 38%
2.85
3.50
2.66
3.15
1,430
1,607
1,373
4,352
Yatela
4
- Attributable 40%
2.97
4.92
3.08
4.21
1,048
1,242
666
3,313
NAMIBIA
711
684
657
2,073
Navachab
1.72
1.95
2.00
1.87
711
684
657
2,073
TANZANIA
2,280
2,203
4,247
7,110
Geita
1.48
1.50
2.72
1.67
2,280
2,203
4,247
7,110
USA
2,143
2,030
2,871
6,157
Cripple Creek & Victor J.V.
4
0.65
0.54
0.62
0.56
2,143
2,030
2,871
6,157
ANGLOGOLD ASHANTI
43,864
44,024
47,723
129,556
Underground Operations
6.98
7.24
7.38
7.11
25,066
24,379
25,387
72,501
Surface and Dump Reclamation
0.46
0.50
0.57
0.50
1,497
1,663
1,154
4,677
Open-pit Operations
2.00
2.26
2.48
2.15
13,742
14,415
17,028
41,883
Heap Leach Operations
1
0.84
0.83
0.78
0.83
3,559
3,567
4,154
10,495
43,864
44,024
47,723
129,556
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
Yield - g/t
Gold produced - kg
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
Metric
SOUTH AFRICA
268
264
256
258
20,232
19,488
21,109
58,606
Vaal River
Great Noligwa
243 242 263 248 4,768 4,606 5,279 14,357
Kopanang 229 227 256 223 3,481 3,452 3,936 10,134
Moab Khotsong 123 128 - 112 330 328 - 948
Tau Lekoa 164 152 180 151 1,366 1,253 2,196 4,050
Surface Operations 1,088 1,263 835 1,083 841 928 757 2,429
West Wits
Mponeng
342 349 284 334 4,731 4,692 3,949 13,684
Savuka 256 207 159 225 788 646 1,135 2,086
TauTona 326 308 301 306 3,928 3,584 3,856 10,920
ARGENTINA
962
1,145
978
1,014
1,605
2,122
1,543
5,293
Cerro Vanguardia - Attributable 92.50% 962 1,145 978 1,014 1,605 2,122 1,543 5,293
AUSTRALIA
2,232
2,646
2,395
2,325
3,194
3,496
3,148
9,515
Sunrise Dam 2,867 3,031 2,696 2,782 3,194 3,496 3,148 9,515
BRAZIL
640
596
712
594
2,771
2,551
2,476
7,880
AngloGold Ashanti Brasil Mineração 573 511 641 511 2,045 1,750 1,845 5,609
Serra Grande - Attributable 50% 945 971 1,015 968 725 801 632 2,271
GHANA
224
224
230
229
4,633
4,024
5,131
13,532
Bibiani 476 572 715 659 283 221 860 980
Iduapriem - Attributable 85% 648 611 628 636 1,434 1,130 1,366 3,915
Obuasi 165 169 156 168 2,916 2,673 2,906 8,637
GUINEA
494
447
565
471
1,755
1,826
2,067
5,356
Siguiri - Attributable 85% 494 447 565 471 1,755 1,826 2,067 5,356
MALI
1,297
1,457
2,014
1,349
4,097
4,177
4,143
12,313
Morila - Attributable 40% 1,178 1,270 3,409 1,251 1,520 1,520 2,166 4,680
Sadiola - Attributable 38% 1,339 1,508 1,792 1,347 1,498 1,542 1,378 4,353
Yatela - Attributable 40% 1,455 1,723 975 1,529 1,079 1,115 599 3,280
NAMIBIA
769
747
702
737
695
629
621
2,004
Navachab 769 747 702 737 695 629 621 2,004
TANZANIA
382
381
1,049
411
2,020
2,100
4,339
7,049
Geita 382 381 1,049 411 2,020 2,100 4,339 7,049
USA
2,151
2,069
3,003
2,101
2,183
2,009
2,872
6,224
Cripple Creek & Victor J.V. 2,151 2,069 3,003 2,101 2,183 2,009 2,872 6,224
ANGLOGOLD ASHANTI
360
360
387
353
43,185
42,424
47,449
127,772
Rounding of figures may results in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SA Rand / Metric
SOUTH AFRICA
62,837
59,200
59,053
61,255
82,547
78,854
75,532
80,976
Vaal River
Great Noligwa
62,145 57,253 56,203 57,030 78,323 73,661 68,992 73,277
Kopanang 65,114 60,958 53,142 63,386 78,594 74,306 70,869 77,136
Moab Khotsong 153,993 137,630 - 152,306 246,929 224,472 - 242,914
Tau Lekoa 95,702 92,719 78,182 97,073 123,094 124,569 95,657 127,055
Surface Operations 72,723 55,290 59,142 63,577 81,457 62,634 59,142 72,116
West Wits
Mponeng
49,800 47,250 57,014 49,429 70,280 68,188 79,527 69,697
Savuka 67,618 73,967 79,484 70,862 74,723 83,203 95,304 78,226
TauTona 55,777 55,276 54,202 56,284 80,233 78,155 71,140 80,254
ARGENTINA
49,808
39,959
42,746
42,313
79,928
61,167
67,818
67,638
Cerro Vanguardia - Attributable 92.50% 49,170 39,447 42,180 41,745 79,097 60,527 67,116 66,922
AUSTRALIA
82,199
58,720
69,032
66,792
99,263
74,505
85,550
83,627
Sunrise Dam 80,232 56,683 67,566 64,526 98,305 72,706 83,882 81,145
BRAZIL
50,934
44,052
39,079
45,860
63,648
56,398
52,434
58,442
AngloGold Ashanti Brasil Mineração 47,496 39,397 36,065 41,920 59,868 51,862 50,595 54,614
Serra Grande - Attributable 50% 43,943 42,580 33,207 41,176 57,431 54,514 42,700 53,147
GHANA
90,249
85,107
71,666
80,909
128,858
118,571
96,971
115,139
Bibiani 163,285 85,963 64,529 91,763 197,243 117,938 97,587 123,514
Iduapriem - Attributable 85% 77,622 84,886 77,230 77,846 103,239 110,484 98,025 103,108
Obuasi 89,549 85,122 71,204 81,042 134,636 122,025 96,328 119,514
GUINEA
100,179
83,876
64,817
86,702
129,505
109,149
88,239
114,510
Siguiri - Attributable 85% 100,179 83,876 64,817 86,702 129,505 109,149 88,239 114,510
MALI
58,445
48,372
44,963
51,567
82,079
63,691
64,663
69,610
Morila - Attributable 40% 64,107 51,803 40,511 55,685 84,277 66,241 69,496 73,257
Sadiola - Attributable 38% 63,739 52,888 50,341 56,663 79,042 69,219 62,898 71,363
Yatela - Attributable 40% 53,712 48,496 59,688 48,729 93,736 63,636 63,983 71,780
NAMIBIA
58,677
57,763
56,025
53,833
74,494
75,514
56,659
69,766
Navachab 58,677 57,763 56,025 53,833 74,494 75,514 56,659 69,766
TANZANIA
124,644
105,814
74,172
99,571
163,321
128,519
87,353
126,436
Geita 124,644 105,814 74,172 99,571 163,321 128,519 87,353 126,436
USA
58,320
52,062
49,274
53,658
80,936
76,599
71,681
76,425
Cripple Creek & Victor J.V. 55,821 49,987 48,304 51,579 78,428 74,525 70,711 74,343
ANGLOGOLD ASHANTI
71,495
63,276
59,453
65,267
95,267
85,168
78,082
87,594
Rounding of figures may results in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SOUTH AFRICA
1,484
1,520
613
3,985
1,106
1,145
383
2,874
Vaal River
Great Noligwa
350
367
175
1,017
281
295
137
799
Kopanang
246
265
123
671
204
222
93
543
Moab Khotsong
(6)
-
-
(19)
(36)
(29)
-
(105)
Tau Lekoa
53
54
18
116
19
16
(12)
3
Surface Operations
55
76
27
162
48
69
27
141
West Wits
Mponeng
414
423
124
1,114
318
324
59
839
Savuka
54
40
8
121
49
34
(2)
107
TauTona
318
294
138
803
224
213
81
547
ARGENTINA
134
168
81
402
79
123
37
257
Cerro Vanguardia - Attributable 92.50%
125
157
76
374
75
115
36
242
Minorities and exploration
9
11
5
28
4
8
1
15
AUSTRALIA
315
298
79
788
251
242
32
626
Sunrise Dam
315
298
79
788
251
242
32
626
BRAZIL
304
264
163
737
258
225
124
617
AngloGold Ashanti Brasil Mineração
188
156
100
430
163
134
75
365
Serra Grande - Attributable 50%
59
48
35
146
48
39
29
119
Minorities and exploration
57
60
28
161
47
52
20
133
GHANA
86
100
38
368
(70)
(43)
(70)
(78)
Bibiani
(7)
11
1
26
(13)
4
(23)
1
Iduapriem - Attributable 85%
48
30
5
121
19
4
(12)
38
Obuasi
30
48
28
186
(84)
(56)
(33)
(133)
Minorities and exploration
15
11
4
35
8
5
(2)
16
GUINEA
41
77
56
203
(18)
27
6
39
Siguiri - Attributable 85%
27
59
45
157
(22)
17
4
18
Minorities and exploration
14
18
11
46
4
10
2
21
MALI
342
336
186
910
250
268
106
699
Morila - Attributable 40%
127
121
108
344
96
97
47
259
Sadiola - Attributable 38%
122
117
60
303
99
91
43
244
Yatela - Attributable 40%
93
98
18
263
55
80
16
195
NAMIBIA
57
50
30
149
46
37
23
116
Navachab
57
50
30
149
46
37
23
116
TANZANIA
36
68
54
168
(51)
19
(9)
(17)
Geita
36
68
54
168
(51)
19
(9)
(17)
USA
81
64
99
206
23
(33)
27
1
Cripple Creek & Victor J.V.
81
64
99
206
23
(33)
27
1
OTHER
162
(8)
36
171
146
(22)
19
123
ANGLOGOLD ASHANTI
3,041
2,937
1,435
8,087
2,020
1,988
678
5,257
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may results in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the effect of unrealised
 non-hedge derivatives - Rm

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
Imperial
SOUTH AFRICA
653
648
677
1,910
Vaal River
Great Noligwa
0.225
0.236
0.263
0.237
151
153
170
466
Kopanang
0.193
0.210
0.229
0.201
111
114
126
329
Moab Khotsong
0.158
0.199
-
0.185
11
11
-
31
Tau Lekoa
0.105
0.105
0.123
0.105
44
41
71
131
Surface Operations
0.013
0.015
0.016
0.014
26
31
24
79
West Wits
Mponeng
0.287
0.303
0.263
0.292
155
156
127
449
Savuka
0.246
0.209
0.234
0.228
26
21
36
68
TauTona
2
0.306
0.283
0.289
0.286
129
120
124
358
ARGENTINA
55
64
52
172
Cerro Vanguardia - Attributable 92.50%
0.204
0.260
0.212
0.231
55
64
52
172
AUSTRALIA
108
113
101
312
Sunrise Dam
3
0.090
0.095
0.095
0.090
108
113
101
312
BRAZIL
92
81
89
246
AngloGold Ashanti Brasil Mineração
2
0.208
0.217
0.206
0.218
67
57
65
173
Serra Grande - Attributable 50%
0.213
0.219
0.233
0.217
24
24
24
73
GHANA
146
146
169
450
Bibiani
5
0.013
0.014
-
0.017
8
9
28
33
Iduapriem
3
- Attributable 85%
0.051
0.052
0.050
0.051
44
41
44
128
Obuasi
2
0.118
0.126
0.135
0.126
94
97
98
289
GUINEA
62
59
61
178
Siguiri
3
- Attributable 85%
0.032
0.034
0.034
0.032
62
59
61
178
MALI
130
146
135
405
Morila - Attributable 40%
0.112
0.123
0.155
0.118
50
54
69
158
Sadiola - Attributable 38%
0.083
0.102
0.078
0.092
46
52
44
140
Yatela
4
- Attributable 40%
0.087
0.143
0.090
0.123
34
40
21
107
NAMIBIA
23
22
21
67
Navachab
0.050
0.057
0.058
0.054
23
22
21
67
TANZANIA
73
71
137
229
Geita
0.043
0.044
0.079
0.049
73
71
137
229
USA
69
65
92
198
Cripple Creek & Victor J.V.
4
0.019
0.016
0.018
0.016
69
65
92
198
ANGLOGOLD ASHANTI
1,410
1,415
1,534
4,165
Undergound operations
0.204
0.211
0.215
0.207
806
784
816
2,331
Surface and Dump Reclamation
0.013
0.015
0.017
0.015
48
53
37
150
Open-pit Operations
0.058
0.066
0.072
0.063
442
463
547
1,347
Heap leach Operations
1
0.024
0.024
0.023
0.024
114
115
134
337
1,410
1,415
1,534
4,165
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
Yield - oz/t
Gold produced - oz (000)
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
Imperial
SOUTH AFRICA
8.62
8.47
8.24
8.31
650
627
679
1,884
Vaal River
Great Noligwa
7.80 7.77 8.47 7.96 153 148 170 462
Kopanang 7.37 7.30 8.23 7.15 112 111 127 326
Moab Khotsong 3.95 4.10 - 3.59 11 11 - 30
Tau Lekoa 5.26 4.88 5.78 4.84 44 40 71 130
Surface Operations 35.00 40.60 26.85 34.83 27 30 24 78
West Wits
Mponeng
11.01 11.21 9.12 10.74 152 151 127 440
Savuka 8.24 6.67 5.10 7.25 25 21 36 67
TauTona 10.48 9.91 9.67 9.85 126 115 124 351
ARGENTINA
30.92
36.82
31.44
32.59
52
68
50
170
Cerro Vanguardia - Attributable 92.50% 30.92 36.82 31.44 32.59 52 68 50 170
AUSTRALIA
71.75
85.06
77.01
74.76
103
112
101
306
Sunrise Dam 92.18 97.45 86.67 89.44 103 112 101 306
BRAZIL
20.58
19.16
22.90
19.09
89
82
80
253
AngloGold Ashanti Brasil Mineração 18.42 16.43 20.61 16.41 66 56 59 180
Serra Grande - Attributable 50% 30.37 31.23 32.64 31.11 23 26 20 73
GHANA
7.19
7.19
7.40
7.35
149
129
165
435
Bibiani 15.30 18.38 22.97 21.19 9 7 28 31
Iduapriem - Attributable 85% 20.83 19.64 20.19 20.45 46 36 44 126
Obuasi 5.32 5.44 5.02 5.42 94 86 93 278
GUINEA
15.88
14.37
18.16
15.15
56
59
66
172
Siguiri - Attributable 85% 15.88 14.37 18.16 15.15 56 59 66 172
MALI
41.71
46.83
64.77
43.37
132
134
133
396
Morila - Attributable 40% 37.87 40.84 109.61 40.23 49 49 70 150
Sadiola - Attributable 38% 43.03 48.50 57.62 43.29 48 50 44 140
Yatela - Attributable 40% 46.78 55.40 31.36 49.17 35 36 19 105
NAMIBIA
24.71
24.00
22.58
23.70
22
20
20
64
Navachab 24.71 24.00 22.58 23.70 22 20 20 64
TANZANIA
12.27
12.26
33.74
13.20
65
68
139
227
Geita 12.27 12.26 33.74 13.20 65 68 139 227
USA
69.16
66.53
96.54
67.56
70
65
92
200
Cripple Creek & Victor J.V. 69.16 66.53 96.54 67.56 70 65 92 200
ANGLOGOLD ASHANTI
11.57
11.58
12.43
11.33
1,388
1,364
1,526
4,108
Rounding of figures may results in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
US Dollar / Imperial
SOUTH AFRICA
274
286
282
290
359
381
361
384
Vaal River
Great Noligwa
271 277 269 270 341 356 330 348
Kopanang 284 295 254 301 343 359 339 366
Moab Khotsong 669 666 - 723 1,073 1,084 - 1,151
Tau Lekoa 417 447 374 462 536 601 457 605
Surface Operations 317 267 283 300 355 303 283 340
West Wits
Mponeng
217 229 272 234 306 330 380 330
Savuka 294 359 379 335 325 401 455 369
TauTona 243 267 259 266 349 377 339 380
ARGENTINA
216
190
205
198
347
292
323
317
Cerro Vanguardia - Attributable 92.50% 213 188 202 195 343 289 320 314
AUSTRALIA
355
282
330
312
430
359
409
391
Sunrise Dam 346 273 323 301 425 350 401 379
BRAZIL
223
213
187
216
278
272
251
275
AngloGold Ashanti Brasil Mineração 207 190 173 196 260 249 242 256
Serra Grande - Attributable 50% 194 206 159 196 253 263 204 252
GHANA
392
407
343
381
559
568
464
542
Bibiani 704 412 308 426 853 569 467 580
Iduapriem - Attributable 85% 338 408 369 368 449 532 468 488
Obuasi 388 406 341 381 584 583 461 562
GUINEA
435
403
310
406
562
524
422
538
Siguiri - Attributable 85% 435 403 310 406 562 524 422 538
MALI
254
232
215
243
354
305
309
327
Morila - Attributable 40% 278 249 194 262 366 318 333 346
Sadiola - Attributable 38% 278 255 240 267 344 332 300 336
Yatela - Attributable 40% 234 232 285 230 398 305 305 333
NAMIBIA
255
279
268
254
324
364
271
329
Navachab 255 279 268 254 324 364 271 329
TANZANIA
540
507
353
466
706
617
416
591
Geita 540 507 353 466 706 617 416 591
USA
254
252
236
253
353
369
343
361
Cripple Creek & Victor J.V. 243 242 231 244 342 360 338 351
ANGLOGOLD ASHANTI
311
305
284
308
414
410
373
413
Rounding of figures may results in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SOUTH AFRICA
208
232
94
600
155
174
59
430
Vaal River
Great Noligwa
49
56
27
154
39
45
21
121
Kopanang
34
40
19
101
29
34
14
81
Moab Khotsong
(1)
-
-
(3)
(5)
(5)
-
(16)
Tau Lekoa
7
8
3
17
3
2
(2)
-
Surface Operations
8
12
4
24
7
11
4
21
West Wits
Mponeng
58
65
19
168
44
50
9
126
Savuka
8
6
1
18
7
5
-
16
TauTona 45
45
21
120
31
32
12
81
ARGENTINA
19
26
12
61
11
19
6
39
Cerro Vanguardia - Attributable 92.50%
17
24
12
57
10
18
5
37
Minorities and exploration
2
2
-
4
1
1
1
2
AUSTRALIA
44
46
12
118
35
37
5
94
Sunrise Dam
44
46
12
118
35
37
5
94
BRAZIL
42
41
25
111
36
35
19
92
AngloGold Ashanti Brasil Mineração
26
24
15
64
23
21
12
54
Serra Grande - Attributable 50%
8
8
5
22
7
6
4
18
Minorities and exploration
8
9
5
25
6
8
3
20
GHANA
12
15
6
57
(10)
(7)
(11)
(11)
Bibiani
(1)
2
-
4
(2)
1
(4)
-
Iduapriem - Attributable 85%
7
5
1
18
3
-
(2)
5
Obuasi
4
7
4
29
(12)
(9)
(5)
(20)
Minorities and exploration
2
1
1
6
1
1
-
4
GUINEA
6
12
9
31
(2)
4
1
6
Siguiri - Attributable 85%
4
9
7
24
(3)
2
1
3
Minorities and exploration
2
3
2
7
1
2
-
3
MALI
48
52
29
138
36
41
16
107
Morila - Attributable 40%
18
19
17
52
14
15
7
40
Sadiola - Attributable 38%
17
18
9
46
14
14
7
37
Yatela - Attributable 40%
13
15
3
40
8
12
2
30
NAMIBIA
8
8
5
23
6
6
4
18
Navachab
8
8
5
23
6
6
4
18
TANZANIA
5
10
9
26
(7)
3
(1)
(2)
Geita
5
10
9
26
(7)
3
(1)
(2)
USA
11
10
15
31
3
(5)
4
-
Cripple Creek & Victor J.V.
11
10
15
31
3
(5)
4
-
OTHER
23
-
5
23
20
(2)
3
18
ANGLOGOLD ASHANTI
426
452
221
1,219
283
305
105
791
Rounding of figures may results in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the effect of unrealised
 non-hedge derivatives - $m
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99 97 104 296 1,068 1,047 1,115 3,190
Milled - 000 tonnes / - 000 tons 608 588 584 1,781 671 648 644 1,963
Yield - g/t / - oz/t 7.72 8.11 9.03 8.13 0.225 0.236 0.263 0.237
Gold produced - kg / - oz (000) 4,699 4,767 5,275 14,479 151 153 170 466
Gold sold - kg / oz (000) 4,768 4,606 5,279 14,357 153 148 170 462
Price received - R/kg / - $/oz - sold 137,043 137,145 94,376 129,143 599 655 452 610
Total cash costs - R / - $ - ton milled 480 464 508 464 61 66 71 64
- R/kg / - $/oz - produced 62,145 57,253 56,203 57,030 271 277 269 270
Total production costs - R/kg / - $/oz - produced 78,323 73,661 68,992 73,277 341 356 330 348
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 282 283 303 280 9.07 9.11 9.73 8.99
Actual - g / - oz 243 242 263 248 7.80 7.77 8.47 7.96
Target
- m
2
/ - ft
2
5.82 5.65 5.52 5.64 62.69 60.81 59.44 60.76
Actual
- m
2
/ - ft
2
5.12 4.93 5.17 5.07 55.16 53.10 55.69 54.54
FINANCIAL RESULTS (MILLION)
Gold income
623 518 458 1,651 87 80 70 250
Cost of sales 373 336 361 1,055 52 52 56 161
Cash operating costs 290 270 295 819 41 42 45 125
Other cash costs 2 3 2 7 - - - 1
Total cash costs 292 273 296 826 41 42 46 126
Retrenchment costs 4 4 11 11 1 1 2 2
Rehabilitation and other non-cash costs 2 2 18 7 - - 3 1
Production costs 298 279 326 844 42 43 50 129
Amortisation of tangible assets 70 72 38 217 10 11 6 33
Inventory change 5 (15) (3) (6) 1 (3) - (1)
250 182 97 596 35 28 15 90
Realised non-hedge derivatives 30 113 41 203 4 17 6 31
Gross profit excluding the effect of unrealised non-hedge derivatives 281 295 137 799 39 45 21 121
Capital expenditure 88 56 47 197 13 9 7 30
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
123 119 118 353 1,323 1,281 1,269 3,800
Milled - 000 tonnes / - 000 tons 520 495 501 1,487 574 546 553 1,639
Yield - g/t / - oz/t 6.63 7.19 7.85 6.88 0.193 0.210 0.229 0.201
Gold produced - kg / - oz (000) 3,448 3,561 3,933 10,229 111 114 126 329
Gold sold - kg / oz (000) 3,481 3,452 3,936 10,134 112 111 127 326
Price received - R/kg / - $/oz - sold 137,049 137,101 94,150 129,750 598 654 450 610
Total cash costs - R / - $ - ton milled 432 438 417 436 55 62 58 60
- R/kg / - $/oz - produced 65,114 60,958 53,142 63,386 284 295 254 301
Total production costs - R/kg / - $/oz - produced 78,594 74,306 70,869 77,136 343 359 339 366
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 241 241 221 240 7.74 7.74 7.11 7.72
Actual - g / - oz 229 227 256 223 7.37 7.30 8.23 7.15
Target
- m
2
/ - ft
2
7.78 7.79 7.09 7.75 83.76 83.83 76.28 83.47
Actual
- m
2
/ - ft
2
8.17 7.59 7.67 7.68 87.89 81.65 82.61 82.68
FINANCIAL RESULTS (MILLION)
Gold income
455 388 342 1,170 64 60 53 177
Cost of sales 273 251 278 772 38 39 43 118
Cash operating costs 223 215 207 642 31 33 32 98
Other cash costs 2 2 2 6 - - - 1
Total cash costs 225 217 209 648 31 34 32 99
Retrenchment costs 3 3 10 8 - - 2 1
Rehabilitation and other non-cash costs 2 2 30 5 - - 5 1
Production costs 229 221 249 661 32 34 38 101
Amortisation of tangible assets 42 43 30 128 6 7 5 20
Inventory change 2 (13) (1) (17) - (2) - (3)
182 137 64 398 25 21 10 59
Realised non-hedge derivatives 22 85 29 145 3 13 4 22
Gross profit excluding the effect of unrealised non-hedge derivatives 204 222 93 543 29 34 14 81
Capital expenditure 72 52 70 180 10 8 11 27
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
9 7 - 22 92 79 - 240
Milled - 000 tonnes / - 000 tons 61 50 - 151 67 55 - 167
Yield - g/t / - oz/t 5.43 6.83 - 6.35 0.158 0.199 - 0.185
Gold produced - kg / - oz (000) 329 338 - 960 11 11 - 31
Gold sold - kg / - oz (000) 330 328 - 948 11 11 - 30
Price received - R/kg / - $/oz - sold 137,141 137,614 - 130,716 595 655 - 612
Total cash costs - R / - $ - ton milled 837 940 - 968 106 133 - 134
- R/kg / - $/oz - produced 153,993 137,630 - 152,306 669 666 - 723
Total production costs - R/kg / - $/oz - produced 246,929 224,472 - 242,914 1,073 1,084 - 1,151
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 138 120 - 115 4.44 3.87 - 3.71
Actual - g / - oz 123 128 - 112 3.95 4.10 - 3.59
Target
- m
2
/ - ft
2
3.00 2.73 - 2.68 32.24 29.42 - 28.83
Actual
- m
2
/ - ft
2
3.18 2.78 - 2.59 34.26 29.94 - 27.91
FINANCIAL RESULTS (MILLION)
Gold income
43 37 - 110 6 6 - 16
Cost of sales 81 74 - 229 11 11 - 35
Cash operating costs 50 46 - 145 7 7 - 22
Other cash costs - - - 1 - - - -
Total cash costs 51 47 - 146 7 7 - 22
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 51 47 - 147 7 7 - 22
Amortisation of tangible assets 30 29 - 86 4 4 - 13
Inventory change - (2) - (4) - - - (1)
(39) (37) - (120) (5) (6) - (18)
Realised non-hedge derivatives 2 8 - 14 - 1 - 2
Gross loss excluding the effect of unrealised non-hedge derivatives (36) (29) - (105) (5) (5) - (16)
Capital expenditure 147 138 168 396 21 21 26 60
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
71 65 104 214 769 697 1,118 2,302
Milled - 000 tonnes / - 000 tons 378 357 522 1,138 417 394 576 1,255
Yield - g/t / - oz/t 3.59 3.61 4.20 3.59 0.105 0.105 0.123 0.105
Gold produced - kg / - oz (000) 1,358 1,289 2,195 4,086 44 41 71 131
Gold sold - kg / oz (000) 1,366 1,253 2,196 4,050 44 40 71 130
Price received - R/kg / - $/oz - sold 137,109 136,170 94,110 128,282 599 653 450 606
Total cash costs - R / - $ - ton milled 344 335 329 349 44 47 46 48
- R/kg / - $/oz - produced 95,702 92,719 78,182 97,073 417 447 374 462
Total production costs - R/kg / - $/oz - produced 123,094 124,569 95,657 127,055 536 601 457 605
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 123 123 221 143 3.95 3.96 7.10 4.60
Actual - g / - oz 164 152 180 151 5.26 4.88 5.78 4.84
Target
- m
2
/ - ft
2
5.64 5.54 9.73 6.60 60.70 59.65 104.76 71.05
Actual
- m
2
/ - ft
2
8.61 7.63 8.51 7.88 92.65 82.11 91.55 84.85
FINANCIAL RESULTS (MILLION)
Gold income
178 140 191 465 25 22 29 71
Cost of sales 168 154 219 516 24 24 34 79
Cash operating costs 129 119 171 394 18 18 26 60
Other cash costs 1 1 1 3 - - - -
Total cash costs 130 120 172 397 18 19 26 61
Retrenchment costs 2 2 5 7 - - 1 1
Rehabilitation and other non-cash costs 1 1 4 3 - - 1 -
Production costs 133 123 180 406 19 19 28 62
Amortisation of tangible assets 34 38 30 113 5 6 5 17
Inventory change 1 (6) 9 (3) - (1) 1 -
10 (14) (28) (51) 1 (2) (4) (8)
Realised non-hedge derivatives 9 30 16 54 1 5 2 8
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 19 16 (12) 3 3 2 (2) -
Capital expenditure 16 13 20 49 2 2 3 8
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,856 1,952 1,422 5,288 2,045 2,151 1,567 5,829
Yield - g/t / - oz/t 0.44 0.50 0.53 0.46 0.013 0.015 0.016 0.014
Gold produced - kg / - oz (000) 819 970 757 2,453 26 31 24 79
Gold sold - kg / - oz (000) 841 928 757 2,429 27 30 24 78
Price received - R/kg / - $/oz - sold 136,959 137,624 94,492 131,099 598 659 453 616
Total cash costs - R / - $ - ton milled 32 27 31 29 4 4 4 4
- R/kg / - $/oz - produced 72,723 55,290 59,142 63,577 317 267 283 300
Total production costs - R/kg / - $/oz - produced 81,457 62,634 59,142 72,116 355 303 283 340
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,143 1,166 704 1,020 36.74 37.49 22.64 32.79
Actual - g / - oz 1,088 1,263 835 1,083 35.00 40.60 26.85 34.83
FINANCIAL RESULTS (MILLION)
Gold income
110 105 66 282 15 16 10 42
Cost of sales 68 58 45 177 9 9 7 27
Cash operating costs 60 54 45 156 8 8 7 24
Other cash costs - - - - - - - -
Total cash costs 60 54 45 156 8 8 7 24
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 60 54 45 156 8 8 7 24
Amortisation of tangible assets 7 7 - 21 1 1 - 3
Inventory change 1 (2) - - - - - -
42 46 21 104 6 7 3 16
Realised non-hedge derivatives 5 23 6 37 1 3 1 6
Gross profit excluding the effect of unrealised non-hedge derivatives 48 69 27 141 7 11 4 21
Capital expenditure 10 22 53 44 1 3 8 7
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99 92 88 275 1,063 993 947 2,959
Milled - 000 tonnes / - 000 tons 491 468 438 1,393 542 515 483 1,536
Yield - g/t / - oz/t 9.83 10.38 9.01 10.02 0.287 0.303 0.263 0.292
Gold produced - kg / - oz (000) 4,832 4,853 3,946 13,954 155 156 127 449
Gold sold - kg / - oz (000) 4,731 4,692 3,949 13,684 152 151 127 440
Price received - R/kg / - $/oz - sold 137,383 136,127 94,544 129,829 597 651 453 610
Total cash costs - R / - $ - ton milled 490 490 514 495 62 69 72 68
- R/kg / - $/oz - produced 49,800 47,250 57,014 49,429 217 229 272 234
Total production costs - R/kg / - $/oz - produced 70,280 68,188 79,527 69,697 306 330 380 330
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 297 294 260 289 9.54 9.46 8.35 9.29
Actual - g / - oz 342 349 284 334 11.01 11.21 9.12 10.74
Target
- m
2
/ - ft
2
6.41 6.21 5.84 6.19 68.95 66.81 62.85 66.64
Actual
- m
2
/ - ft
2
7.00 6.62 6.32 6.58 75.33 71.30 68.05 70.83
FINANCIAL RESULTS (MILLION)
Gold income
616 526 343 1,578 86 81 53 238
Cost of sales 332 315 314 937 46 49 48 142
Cash operating costs 239 227 223 683 33 35 34 104
Other cash costs 2 3 2 7 - - - 1
Total cash costs 241 229 225 690 34 36 35 105
Retrenchment costs 2 2 7 5 - - 1 1
Rehabilitation costs 1 1 17 3 - - 3 -
Production costs 243 232 249 698 34 36 38 106
Amortisation of tangible assets 96 99 65 274 13 15 10 42
Inventory change (7) (16) - (35) (1) (3) - (6)
284 212 29 640 40 33 4 96
Realised non-hedge derivatives 34 112 31 199 5 17 5 30
Gross profit excluding the effect of unrealised non-hedge derivatives 318 324 59 839 44 50 9 126
Capital expenditure 81 69 76 214 11 11 12 32
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
21 19 30 58 229 210 325 624
Milled - 000 tonnes / - 000 tons 96 91 140 271 105 100 154 299
Yield - g/t / - oz/t 8.44 7.17 8.01 7.80 0.246 0.209 0.234 0.228
Gold produced - kg / - oz (000) 808 653 1,121 2,114 26 21 36 68
Gold sold - kg / - oz (000) 788 646 1,135 2,086 25 21 36 67
Price received - R/kg / - $/oz - sold 137,236 135,705 94,223 129,176 599 647 450 605
Total cash costs - R / - $ - ton milled 571 530 637 553 72 75 89 76
- R/kg / - $/oz - produced 67,618 73,967 79,484 70,862 294 359 379 335
Total production costs - R/kg / - $/oz - produced 74,723 83,203 95,304 78,226 325 401 455 369
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - - 147 166 - - 4.72 5.34
Actual - g / - oz 256 207 159 225 8.24 6.67 5.10 7.25
Target
- m
2
/ - ft
2
- - 5.02 5.00 - - 54.08 53.81
Actual
- m
2
/ - ft
2
6.74 6.19 4.27 6.18 72.55 66.60 45.97 66.53
FINANCIAL RESULTS (MILLION)
Gold income
103 72 99 242 14 11 15 36
Cost of sales 59 53 109 163 8 8 17 25
Cash operating costs 54 48 88 148 8 7 14 23
Other cash costs - 1 1 2 - - - -
Total cash costs 55 48 89 150 8 8 14 23
Retrenchment costs - - 16 1 - - 3 -
Rehabilitation and other non-cash costs - - (8) 1 - - (1) -
Production costs 55 49 97 151 8 8 15 23
Amortisation of tangible assets 5 6 10 14 1 1 2 2
Inventory change (1) (1) 2 (3) - - - -
44 19 (10) 79 6 3 (2) 12
Realised non-hedge derivatives 5 15 8 27 1 2 1 4
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 49 34 (2) 107 7 5 - 16
Capital expenditure 4 4 8 8 1 1 1 1
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
63 58 63 185 683 622 674 1,989
Milled - 000 tonnes / - 000 tons 375 374 388 1,112 413 413 427 1,226
Yield - g/t / - oz/t 10.51 9.70 9.91 9.82 0.306 0.283 0.289 0.286
Gold produced - kg / - oz (000) 3,935 3,632 3,843 10,924 127 117 124 351
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 142 189 - 449 157 209 - 495
Yield - g/t / - oz/t 0.46 0.46 - 0.46 0.013 0.013 - 0.014
Gold produced - kg / - oz (000) 65 86 - 208 2 3 - 7
TOTAL
Yield
1
- g/t / - oz/t 10.51 9.70 9.91 9.82 0.306 0.283 0.289 0.286
Gold produced - kg / - oz (000) 4,000 3,718 3,843 11,132 129 120 124 358
Gold sold - kg / - oz (000) 3,928 3,584 3,856 10,920 126 115 124 351
Price received - R/kg / - $/oz - sold 137,120 137,247 94,078 129,795 598 653 449 608
Total cash costs - R / - $ - ton milled 432 365 537 401 55 51 75 55
- R/kg / - $/oz - produced 55,777 55,276 54,202 56,284 243 267 259 266
Total production costs - R/kg / - $/oz - produced 80,233 78,155 71,140 80,254 349 377 339 380
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 336 315 339 319 10.82 10.14 10.89 10.27
Actual - g / - oz 326 308 301 306 10.48 9.91 9.67 9.85
Target
- m
2
/ - ft
2
5.60 5.47 5.24 5.57 60.30 58.88 56.41 59.94
Actual
- m
2
/ - ft
2
5.17 4.79 4.90 5.09 55.60 51.52 52.77 54.75
FINANCIAL RESULTS (MILLION)
Gold income
512 404 336 1,264 72 62 51 190
Cost of sales 315 279 282 871 44 43 43 132
Cash operating costs 221 203 207 620 31 32 32 94
Other cash costs 2 2 1 6 - - - 1
Total cash costs 223 206 208 627 31 32 32 95
Retrenchment costs 3 3 10 8 - - 2 1
Rehabilitation and other non-cash costs 1 1 (2) 3 - - - -
Production costs 227 209 216 637 32 32 33 97
Amortisation of tangible assets 94 82 57 257 13 13 9 39
Inventory change (6) (11) 9 (23) (1) (2) 1 (4)
197 125 54 394 28 19 8 58
Realised non-hedge derivatives 27 88 27 153 4 13 4 23
Gross profit excluding the effect of unrealised non-hedge derivatives 224 213 81 547 31 32 12 81
Capital expenditure 124 118 108 332 17 18 17 50
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Argentina
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,100 4,096 4,433 13,333 5,621 4,515 4,886 14,697
Treated - 000 tonnes / - 000 tons 243 225 223 673 268 248 245 742
Stripping ratio - t (mined total-mined ore) / t mined ore 18.27 17.05 20.13 18.44 18.27 17.05 20.13 18.44
Yield - g/t / - oz/t 7.00 8.92 7.26 7.93 0.204 0.260 0.212 0.231
Gold in ore - kg / - oz (000) 1,583 1,712 1,667 4,865 51 55 54 156
Gold produced - kg / - oz (000) 1,702 2,004 1,616 5,337 55 64 52 172
Gold sold - kg / - oz (000) 1,605 2,122 1,543 5,293 52 68 50 170
Price received - R/kg / - $/oz - sold 112,830 107,649 83,691 103,980 489 515 400 489
Total cash costs - R/kg / - $/oz - produced 49,170 39,447 42,180 41,745 213 188 202 195
Total production costs - R/kg / - $/oz - produced 79,097 60,527 67,116 66,922 343 289 320 314
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,028 1,263 854 1,114 33.05 40.59 27.45 35.81
Actual - g / - oz 962 1,145 978 1,014 30.92 36.82 31.44 32.59
FINANCIAL RESULTS (MILLION)
Gold income
205 255 140 616 29 39 21 93
Cost of sales 117 128 101 342 16 20 16 52
Cash operating costs 64 56 56 165 9 9 9 25
Other cash costs 20 23 12 58 3 4 2 9
Total cash costs 84 79 68 223 12 12 10 34
Rehabilitation and other non-cash costs 1 1 - 2 - - - -
Production costs 84 80 68 225 12 12 10 34
Amortisation of tangible assets 50 42 40 133 7 6 6 20
Inventory change (17) 7 (7) (15) (2) 1 (1) (2)
87 127 39 274 12 20 6 41
Realised non-hedge derivatives (13) (12) (3) (32) (2) (2) - (5)
Gross profit excluding the effect of unrealised non-hedge derivatives 75 115 36 242 10 18 5 37
Capital expenditure 24 11 16 77 3 2 2 12
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Australia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 117 83 - 256 128 92 - 282
Treated - 000 tonnes / - 000 tons 129 64 - 239 142 70 - 264
Yield - g/t / - oz/t 5.87 7.82 - 6.34 0.171 0.228 - 0.185
Gold produced - kg / - oz (000) 757 498 - 1,516 24 16 - 49
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,561 2,786 2,723 7,976 3,350 3,644 3,562 10,433
Treated - 000 tonnes / - 000 tons 842 922 913 2,659 929 1,016 1,006 2,931
Stripping ratio - t (mined total-mined ore) / t mined ore 6.29 4.40 6.63 4.87 6.29 4.40 6.63 4.87
Yield - g/t / - oz/t 3.10 3.27 3.24 3.08 0.090 0.095 0.095 0.090
Gold produced - kg / - oz (000) 2,609 3,018 3,146 8,188 84 97 101 263
TOTAL
Yield
1
- g/t / - oz/t 3.10 3.27 3.24 3.08 0.090 0.095 0.095 0.090
Gold produced - kg / - oz (000) 3,366 3,516 3,146 9,703 108 113 101 312
Gold sold - kg / - oz (000) 3,194 3,496 3,148 9,515 103 112 101 306
Price received - R/kg / - $/oz - sold 183,514 135,953 93,455 146,782 794 651 447 683
Total cash costs - R/kg / - $/oz - produced 80,232 56,683 67,566 64,526 346 273 323 301
Total production costs - R/kg / - $/oz - produced 98,305 72,706 83,882 81,145 425 350 401 379
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,930 2,691 2,577 2,726 94.21 86.52 82.86 87.65
Actual - g / - oz 2,867 3,031 2,696 2,782 92.18 97.45 86.67 89.44
FINANCIAL RESULTS (MILLION)
Gold income
454 465 312 1,228 64 72 48 185
Cost of sales 335 233 262 770 47 36 40 115
Cash operating costs 259 187 205 595 36 29 32 89
Other cash costs 12 12 7 31 2 2 1 5
Total cash costs 270 199 213 626 37 31 33 94
Rehabilitation and other non-cash costs (3) 1 5 - - - 1 -
Production costs 267 200 218 626 37 31 33 94
Amortisation of tangible assets 64 56 46 161 9 9 7 24
Inventory change 4 (22) (2) (17) 1 (4) - (3)
119 232 50 458 17 36 8 70
Realised non-hedge derivatives 132 10 (18) 169 18 2 (3) 24
Gross profit excluding the effect of unrealised non-hedge derivatives 251 242 32 626 35 37 5 94
Capital expenditure 56 41 60 136 8 6 9 21
1
Total yield excludes the underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 255 212 222 626 281 234 245 690
Treated - 000 tonnes / - 000 tons 254 211 226 626 280 233 249 690
Yield - g/t / - oz/t 7.13 7.45 7.08 7.46 0.208 0.217 0.206 0.218
Gold produced - kg / - oz (000) 1,808 1,573 1,600 4,672 58 51 51 150
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - - 57 - - - 63 -
Yield - g/t / - oz/t - - 2.53 - - - 0.074 -
Gold produced - kg / - oz (000) - - 145 - - - 5 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,081 1,145 1,291 3,137 1,192 1,262 1,423 3,458
Placed
1
- 000 tonnes / - 000 tons 76 60 79 195 84 66 87 215
Stripping ratio - t (mined total-mined ore) / t mined ore 13.22 18.36 15.57 15.10 13.22 18.36 15.57 15.10
Yield
2
- g/t / - oz/t 7.01 6.80 2.69 7.01 0.205 0.198 0.078 0.205
Gold placed
3
- kg / - oz (000) 533 405 211 1,367 17 13 7 44
Gold produced - kg / - oz (000) 290 193 267 705 9 6 9 23
TOTAL
Yield
4
- g/t / - oz/t 7.13 7.45 7.08 7.46 0.208 0.217 0.206 0.218
Gold produced - kg / - oz (000) 2,098 1,766 2,011 5,377 67 57 65 173
Gold sold - kg / - oz (000) 2,045 1,750 1,845 5,609 66 56 59 180
Price received - R/kg / - $/oz - sold 136,910 130,140 88,652 119,699 592 621 422 557
Total cash costs - R/kg / - $/oz - produced 47,496 39,397 36,065 41,920 207 190 173 196
Total production costs - R/kg / - $/oz - produced 59,868 51,862 50,595 54,614 260 249 242 256
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 627 534 547 533 20.16 17.17 17.60 17.13
Actual - g / - oz 573 511 641 511 18.42 16.43 20.61 16.41
FINANCIAL RESULTS (MILLION)
Gold income
244 196 156 599 34 30 24 90
Cost of sales 117 93 88 306 16 14 14 46
Cash operating costs 97 67 71 218 14 10 11 33
Other cash costs 3 2 2 7 - - - 1
Total cash costs 100 70 73 225 14 11 11 34
Rehabilitation and other non-cash costs 1 1 4 3 - - 1 -
Production costs 101 70 77 228 14 11 12 34
Amortisation of tangible assets 25 21 25 65 3 3 4 10
Inventory change (8) 2 (13) 13 (1) - (2) 2
127 103 67 293 18 16 10 44
Realised non-hedge derivatives 36 32 8 72 5 5 1 11
Gross profit excluding the effect of unrealised non-hedge derivatives 163 134 75 365 23 21 12 54
Capital expenditure 362 277 122 834 52 43 19 127
1
Tonnes / Tons placed onto leach pad
3
Gold placed into leach paid inventory
2
Gold placed / tonnes (tons) placed
4
Total yield represents underground operations
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 107 98 97 302 118 108 107 333
Treated - 000 tonnes / - 000 tons 104 101 94 305 115 112 103 336
Yield - g/t / - oz/t 7.29 7.50 8.00 7.45 0.213 0.219 0.233 0.217
Gold produced - kg / - oz (000) 760 760 748 2,270 24 24 24 73
Gold sold - kg / - oz (000) 725 801 632 2,271 23 26 20 73
Price received - R/kg / - $/oz - sold 122,529 102,711 87,425 104,720 541 499 417 497
Total cash costs - R/kg / - $/oz - produced 43,943 42,580 33,207 41,176 194 206 159 196
Total production costs - R/kg / - $/oz - produced 57,431 54,514 42,700 53,147 253 263 204 252
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,039 975 827 992 33.41 31.33 26.58 31.89
Actual - g / - oz 945 971 1,015 968 30.37 31.23 32.64 31.11
FINANCIAL RESULTS (MILLION)
Gold income
77 68 52 209 11 11 8 32
Cost of sales 41 43 27 119 6 7 4 18
Cash operating costs 31 30 24 87 4 5 4 13
Other cash costs 3 2 1 6 - - - 1
Total cash costs 33 32 25 93 5 5 4 14
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 33 32 25 94 5 5 4 14
Amortisation of tangible assets 10 9 7 27 1 1 1 4
Inventory change (3) 1 (5) (2) - - (1) -
36 25 25 90 5 4 4 14
Realised non-hedge derivatives 12 15 4 29 2 2 1 4
Gross profit excluding the effect of unrealised non-hedge derivatives 48 39 29 119 7 6 4 18
Capital expenditure 16 15 11 42 2 2 2 6
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
BIBIANI
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 597 582 - 1,781 659 642 - 1,963
Yield - g/t / - oz/t 0.44 0.47 - 0.57 0.013 0.014 - 0.017
Gold produced - kg / - oz (000) 263 274 - 1,013 8 9 - 33
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 1,193 - - - 1,315 -
Treated - 000 tonnes / - 000 tons - - 601 - - - 663 -
Stripping ratio - t (mined total-mined ore) / t mined ore - - 9.28 - - - 9.28 -
Yield - g/t / - oz/t - - 1.43 - - - 0.042 -
Gold in ore - kg / - oz (000) - - 422 - - - 14 -
Gold produced - kg / - oz (000) - - 860 - - - 28 -
TOTAL
Yield
1
- g/t / - oz/t 0.44 0.47 - 0.57 0.013 0.014 - 0.017
Gold produced - kg / - oz(000) 263 274 860 1,013 8 9 28 33
Gold sold - kg / - oz (000) 283 221 860 980 9 7 28 31
Price received - R/kg / - $/oz - sold 142,948 132,517 89,597 124,513 622 631 430 592
Total cash costs - R/kg / - $/oz - produced 163,285 85,963 64,529 91,763 704 412 308 426
Total production costs - R/kg / - $/oz - produced 197,243 117,938 97,587 123,514 853 569 467 580
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 899 899 420 892 28.89 28.90 13.50 28.69
Actual - g / - oz 476 572 715 659 15.30 18.38 22.97 21.19
FINANCIAL RESULTS (MILLION)
Gold income
40 29 75 122 6 4 12 19
Cost of sales 54 25 100 121 7 4 15 18
Cash operating costs 42 22 51 88 6 3 8 13
Other cash costs 1 1 4 5 - - 1 1
Total cash costs 43 24 55 93 6 4 9 14
Rehabilitation and other non-cash costs 3 3 2 8 - - - 1
Production costs 46 25 58 100 6 4 9 15
Amortisation of tangible assets 6 7 26 25 1 1 4 4
Inventory change 2 (7) 16 (4) - (1) 2 (1)
(13) 4 (25) 1 (2) 1 (4) -
Realised non-hedge derivatives - - 2 - - - - -
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (13) 4 (23) 1 (2) 1 (4) -
Capital expenditure 1 - 10 2 - - 2 -
1
Total yield represents surface and dump reclamation
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
IDUAPRIEM - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,568 4,625 5,492 13,791 5,035 5,098 6,053 15,202
Treated - 000 tonnes / - 000 tons 784 713 795 2,274 865 786 877 2,506
Stripping ratio - t (mined total-mined ore) / t mined ore 5.45 4.68 4.55 4.80 5.45 4.68 4.55 4.80
Yield - g/t / - oz/t 1.73 1.77 1.70 1.75 0.051 0.052 0.050 0.051
Gold in ore - kg / - oz (000) 1,455 1,262 1,664 4,124 47 41 54 133
Gold produced - kg / - oz (000) 1,360 1,265 1,355 3,976 44 41 44 128
Gold sold - kg / - oz (000) 1,434 1,130 1,366 3,915 46 36 44 126
Price received - R/kg / - $/oz - sold 116,840 103,921 86,247 108,996 507 500 411 513
Total cash costs - R/kg / - $/oz - produced 77,622 84,886 77,230 77,846 338 408 369 368
Total produced costs - R/kg / - $/oz - produced 103,239 110,484 98,025 103,108 449 532 468 488
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 592 681 775 627 19.02 21.88 24.92 20.16
Actual - g / - oz 648 611 628 636 20.83 19.64 20.19 20.45
FINANCIAL RESULTS (MILLION)
Gold income
146 103 111 367 20 16 17 55
Cost of sales 149 114 130 389 21 18 20 59
Cash operating costs 101 101 99 293 14 16 15 44
Other cash costs 5 6 6 17 1 1 1 3
Total cash costs 106 107 105 310 15 17 16 47
Rehabilitation and other non-cash costs (2) 1 2 1 - - - -
Production costs 103 109 106 310 14 17 16 47
Amortisation of tangible assets 33 28 24 89 5 4 4 13
Inventory change 13 (23) - (9) 2 (3) - (2)
(3) (11) (19) (23) (1) (2) (3) (4)
Realised non-hedge derivatives 21 14 7 60 3 2 1 9
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 19 4 (12) 38 3 - (2) 5
Capital expenditure 10 3 8 14 1 - 1 2
1
Total yield excludes the heap leach operation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 566 607 546 1,748 624 669 602 1,927
Treated - 000 tonnes / - 000 tons 576 567 548 1,691 635 625 604 1,864
Yield - g/t / - oz/t 4.05 4.33 4.64 4.31 0.118 0.126 0.135 0.126
Gold produced - kg / - oz (000) 2,331 2,456 2,541 7,296 75 79 82 235
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 677 619 529 1,866 747 683 583 2,057
Yield - g/t / - oz/t 0.51 0.54 0.48 0.54 0.015 0.016 0.014 0.016
Gold produced - kg / - oz (000) 349 333 253 1,003 11 11 8 32
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 425 352 634 1,501 469 388 699 1,655
Treated - 000 tonnes / - 000 tons 425 352 190 1,111 469 388 210 1,224
Stripping ratio - t (mined total-mined ore) / t mined ore - - 9.18 0.35 - - 9.18 0.35
Yield - g/t / - oz/t 0.56 0.64 1.32 0.63 0.016 0.019 0.039 0.018
Gold in ore - kg / - oz (000) 237 286 17 1,003 8 9 1 32
Gold produced - kg / - oz (000) 237 225 252 700 8 7 8 22
TOTAL
Yield
1
- g/t / - oz/t 4.05 4.33 4.64 4.31 0.118 0.126 0.135 0.126
Gold produced - kg / - oz (000) 2,916 3,013 3,045 8,999 94 97 98 289
Gold sold - kg / - oz (000) 2,916 2,673 2,906 8,637 94 86 93 278
Price received - R/kg / - $/oz - sold 109,146 101,141 85,876 105,388 474 480 412 496
Total cash costs - R/kg / - $/oz - produced 89,549 85,122 71,204 81,042 388 406 341 381
Total production costs - R/kg / - $/oz - produced 134,636 122,025 96,328 119,514 584 583 461 562
PRODUCTIVITY PER EMPLOYEE
2
Target - g / - oz 221 223 357 220 7.10 7.16 11.49 7.07
Actual - g / - oz 165 169 156 168 5.32 5.44 5.02 5.42
FINANCIAL RESULTS (MILLION)
Gold income
261 232 234 751 36 36 36 114
Cost of sales 402 326 283 1,044 56 50 43 158
Cash operating costs 246 243 204 689 34 37 31 104
Other cash costs 15 13 12 41 2 2 2 6
Total cash costs 261 256 217 729 36 39 33 110
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs 9 4 - 13 1 - - 2
Production costs 270 260 217 742 38 40 33 112
Amortisation of tangible assets 123 108 77 334 17 17 12 51
Inventory change 9 (41) (11) (32) 2 (6) (2) (5)
(141) (94) (49) (293) (20) (15) (7) (44)
Realised non-hedge derivatives 57 38 16 160 8 6 2 24
Gross (loss) excluding the effect of unrealised non-hedge derivatives (84) (56) (33) (133) (12) (9) (5) (20)
Capital expenditure 140 156 120 397 19 24 19 60
1
Total yield represents underground operations.
2
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Guinea
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 3,915 5,062 3,783 14,528 4,315 5,580 4,170 16,014
Treated - 000 tonnes / - 000 tons 1,714 1,481 1,329 4,811 1,889 1,633 1,465 5,303
Stripping ratio - t (mined total-mined ore) / t mined ore 1.08 1.32 1.77 1.36 1.08 1.32 1.77 1.36
Yield - g/t / - oz/t 1.09 1.16 1.17 1.09 0.032 0.034 0.034 0.032
Gold produced - kg / - oz (000) 1,862 1,725 1,556 5,222 60 55 50 168
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) 79 101 351 320 3 3 11 10
TOTAL
Yield
1
- g/t / - oz/t 1.09 1.16 1.17 1.09 0.032 0.034 0.034 0.032
Gold produced - kg / - oz (000) 1,940 1,826 1,907 5,542 62 59 61 178
Gold sold - kg / - oz (000) 1,755 1,826 2,067 5,356 56 59 66 172
Price received - R/kg / - $/oz - sold 115,096 109,887 87,127 109,952 502 519 415 517
Total cash costs - R/kg / - $/oz - produced 100,179 83,876 64,817 86,702 435 403 310 406
Total production costs - R/kg / - $/oz - produced 129,505 109,149 88,239 114,510 562 524 422 538
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 463 469 945 455 14.88 15.09 30.38 14.64
Actual - g / - oz 494 447 565 471 15.88 14.37 18.16 15.15
FINANCIAL RESULTS (MILLION)
Gold income
173 181 172 508 24 28 26 77
Cost of sales 224 184 176 571 31 28 27 86
Cash operating costs 143 129 117 392 20 20 18 59
Other cash costs 51 24 6 89 7 4 1 13
Total cash costs 194 153 124 481 27 24 19 72
Rehabilitation and other non-cash costs 1 1 (6) 4 - - (1) 1
Production costs 196 155 118 485 27 24 18 73
Amortisation of tangible assets 54 44 49 146 8 7 8 22
Inventory change (25) (15) 9 (60) (3) (3) 1 (9)
(51) (2) (5) (63) (7) - (1) (9)
Realised non-hedge derivatives 29 19 8 81 4 3 1 12
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (22) 17 4 18 (3) 2 1 3
Capital expenditure 22 24 40 71 3 4 6 11
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined - 000 bcm / - 000 bcy 700 900 732 2,567 915 1,178 958 3,358
Mined - 000 tonnes / - 000 tons 1,945 2,402 1,190 6,771 2,144 2,648 1,312 7,464
Treated - 000 tonnes / - 000 tons 403 399 404 1,221 444 440 445 1,346
Stripping ratio - t (mined total-mined ore) / t mined ore 2.85 2.78 1.49 2.91 2.85 2.78 1.49 2.91
Yield - g/t / - oz/t 3.85 4.22 5.33 4.03 0.112 0.123 0.155 0.118
Gold produced - kg / - oz (000) 1,551 1,684 2,151 4,925 50 54 69 158
Gold sold - kg / - oz (000) 1,520 1,520 2,166 4,680 49 49 70 150
Price received - R/kg / - $/oz - sold 142,018 130,435 92,706 127,411 622 632 443 604
Total cash costs - R/kg / - $/oz - produced 64,107 51,803 40,511 55,685 278 249 194 262
Total production costs - R/kg / - $/oz - produced 84,277 66,241 69,496 73,257 366 318 333 346
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 2,477 2,464 2,270 2,497 79.65 79.22 72.98 80.29
Actual - g / - oz 1,178 1,270 3,409 1,251 37.87 40.84 109.61 40.23
FINANCIAL RESULTS (MILLION)
Gold income
216 198 201 596 30 31 31 91
Cost of sales 120 101 154 337 17 16 24 51
Cash operating costs 84 73 73 232 12 11 11 35
Other cash costs 15 14 14 42 2 2 2 6
Total cash costs 99 87 87 274 14 13 13 42
Rehabilitation and other non-cash costs 1 1 1 2 - - - -
Production costs 100 88 88 276 14 14 14 42
Amortisation of tangible assets 31 24 62 85 4 4 9 13
Inventory change (11) (10) 5 (24) (1) (2) 1 (3)
96 97 47 259 14 15 7 40
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 96 97 47 259 14 15 7 40
Capital expenditure - 1 2 4 - - - 1
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 996 1,112 680 3,020 1,302 1,455 890 3,950
Mined - 000 tonnes / - 000 tons 1,984 2,240 1,413 6,132 2,187 2,469 1,557 6,760
Treated - 000 tonnes / - 000 tons 502 459 515 1,383 553 506 568 1,525
Stripping ratio - t (mined total-mined ore) / t mined ore 4.18 3.45 2.45 3.16 4.18 3.45 2.45 3.16
Yield - g/t / - oz/t 2.85 3.50 2.66 3.15 0.083 0.102 0.078 0.092
Gold produced - kg / - oz (000) 1,430 1,607 1,373 4,352 46 52 44 140
Gold sold - kg / - oz (000) 1,498 1,542 1,378 4,353 48 50 44 140
Price received - R/kg / - $/oz - sold 142,917 129,893 91,834 128,174 625 628 439 604
Total cash costs - R/kg / - $/oz - produced 63,739 52,888 50,341 56,663 278 255 240 267
Total production costs - R/kg / - $/oz - produced 79,042 69,219 62,898 71,363 344 332 300 336
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 2,066 1,956 2,157 1,901 66.41 62.90 69.34 61.11
Actual - g / - oz 1,339 1,508 1,792 1,347 43.03 48.50 57.62 43.29
FINANCIAL RESULTS (MILLION)
Gold income
214 200 127 558 30 31 19 85
Cost of sales 115 109 84 314 16 17 13 48
Cash operating costs 76 71 60 208 11 11 9 31
Other cash costs 15 14 9 39 2 2 1 6
Total cash costs 91 85 69 247 13 13 11 37
Rehabilitation and other non-cash costs (1) - - 5 - - - 1
Production costs 90 85 69 252 13 13 11 38
Amortisation of tangible assets 23 26 18 59 3 4 3 9
Inventory change 2 (2) (3) 3 - - - 1
99 91 43 244 14 14 7 37
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 99 91 43 244 14 14 7 37
Capital expenditure 4 7 12 15 1 1 2 2
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,417 1,293 1,111 3,924 1,562 1,426 1,225 4,326
Placed
1
- 000 tonnes / - 000 tons 267 325 289 919 295 358 318 1,013
Stripping ratio - t (mined total-mined ore) / t mined ore 12.80 3.45 9.58 4.64 12.80 3.45 9.58 4.64
Yield
2
- g/t / - oz/t 2.97 4.92 3.08 4.21 0.087 0.143 0.090 0.123
Gold placed
3 - kg / - oz (000) 793 1,598 888 3,871 25 51 29 124
Gold produced - kg / - oz (000) 1,048 1,242 666 3,313 34 40 21 107
Gold sold - kg / - oz (000) 1,079 1,115 599 3,280 35 36 19 105
Price received - R/kg / - $/oz - sold 141,828 130,839 91,129 127,525 620 629 438 602
Total cash costs - R/kg / - $/oz - produced 53,712 48,496 59,688 48,729 234 232 285 230
Total production costs - R/kg / - $/oz - produced 93,736 63,636 63,983 71,780 398 305 305 333
PRODUCTIVITY PER EMPLOYEE
4
Target - g / - oz 1,231 1,411 1,161 1,284 39.58 45.35 37.32 41.27
Actual - g / - oz 1,455 1,723 975 1,529 46.78 55.40 31.36 49.17
FINANCIAL RESULTS (MILLION)
Gold income
153 146 55 418 22 23 8 63
Cost of sales 98 66 39 223 13 10 6 33
Cash operating costs 46 50 36 132 6 8 5 20
Other cash costs 11 10 4 30 2 2 1 4
Total cash costs 56 60 40 161 8 9 6 24
Rehabilitation and other non-cash costs 4 2 - 9 1 - - 1
Production costs 60 62 40 170 8 10 6 26
Amortisation of tangible assets 38 17 3 67 5 3 - 10
Inventory change - (14) (4) (15) - (2) (1) (2)
55 80 16 195 8 12 2 30
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 55 80 16 195 8 12 2 30
Capital expenditure 2 1 3 2 - - 1 -
1 Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Namibia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined - 000 bcm / - 000 bcy 841 844 296 2,285 1,101 1,104 387 2,989
Mined - 000 tonnes / - 000 tons 2,096 2,097 966 5,697 2,310 2,311 1,065 6,280
Treated - 000 tonnes / - 000 tons 413 351 328 1,111 455 386 361 1,225
Stripping ratio - t (mined total-mined ore) / t mined ore 10.09 12.47 1.15 9.76 10.09 12.47 1.15 9.76
Yield - g/t / - oz/t 1.72 1.95 2.00 1.87 0.050 0.057 0.058 0.054
Gold produced - kg / - oz (000) 711 684 657 2,073 23 22 21 67
Gold sold - kg / - oz (000) 695 629 621 2,004 22 20 20 64
Price received - R/kg / - $/oz - sold 143,884 130,685 91,856 128,037 627 638 440 605
Total cash costs - R/kg / - $/oz - produced 58,677 57,763 56,025 53,833 255 279 268 254
Total production costs - R/kg / - $/oz - produced 74,494 75,514 56,659 69,766 324 364 271 329
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 799 829 741 802 25.70 26.65 23.81 25.80
Actual - g / - oz 769 747 702 737 24.71 24.00 22.58 23.70
FINANCIAL RESULTS (MILLION)
Gold income
100 82 57 257 14 13 9 39
Cost of sales 54 45 34 141 8 7 5 21
Cash operating costs 41 39 37 110 6 6 6 17
Other cash costs 1 - - 1 - - - -
Total cash costs 42 39 37 112 6 6 6 17
Rehabilitation and other non-cash costs - - (6) - - - (1) -
Production costs 42 39 31 112 6 6 5 17
Amortisation of tangible assets 11 12 7 33 2 2 1 5
Inventory change 1 (7) (3) (4) - (1) - (1)
46 37 23 116 6 6 4 18
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 46 37 23 116 6 6 4 18
Capital expenditure 5 5 3 15 1 1 - 2
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Tanzania
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 6,610 5,342 4,836 16,938 8,646 6,988 6,326 22,155
Mined - 000 tonnes / - 000 tons 16,618 14,150 13,792 44,453 18,318 15,598 15,203 49,001
Treated - 000 tonnes / - 000 tons 1,545 1,472 1,561 4,255 1,703 1,623 1,720 4,690
Stripping ratio - t (mined total-mined ore) / t mined ore 11.33 8.90 8.09 10.71 11.33 8.90 8.09 10.71
Yield - g/t / - oz/t 1.48 1.50 2.72 1.67 0.043 0.044 0.079 0.049
Gold produced - kg / - oz (000) 2,280 2,203 4,247 7,110 73 71 137 229
Gold sold - kg / - oz (000) 2,020 2,100 4,339 7,049 65 68 139 227
Price received - R/kg / - $/oz - sold 142,005 135,358 84,645 126,708 619 645 407 600
Total cash costs - R/kg / - $/oz - produced 124,644 105,814 74,172 99,571 540 507 353 466
Total production costs - R/kg / - $/oz - produced 163,321 128,519 87,353 126,436 706 617 416 591
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 1,125 969 1,031 984 36.17 31.14 33.15 31.64
Actual - g / - oz 382 381 1,049 411 12.27 12.26 33.74 13.20
FINANCIAL RESULTS (MILLION)
Gold income
181 173 298 600 25 26 46 91
Cost of sales 337 265 376 910 47 41 58 138
Cash operating costs 270 220 297 668 38 34 45 100
Other cash costs 11 10 18 33 2 2 3 5
Total cash costs 282 230 315 701 39 36 48 105
Rehabilitation and other non-cash costs 3 2 (5) 8 - - (1) 1
Production costs 284 232 309 709 40 36 47 107
Amortisation of tangible assets 86 48 61 183 12 7 9 27
Inventory change (32) (15) 5 18 (4) (2) 1 4
(156) (93) (78) (310) (22) (14) (12) (47)
Realised non-hedge derivatives 105 112 69 293 15 17 11 45
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (51) 19 (9) (17) (7) 3 (1) (2)
Capital expenditure 198 84 372 334 29 13 59 51
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

USA
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2006
2006
2005
2006
2006
2006
2005
2006
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,883 14,818 11,186 40,924 14,201 16,334 12,330 45,111
Placed
1
- 000 tonnes / - 000 tons 5,446 5,705 4,932 16,328 6,003 6,289 5,437 17,998
Stripping ratio - t (mined total-mined ore) / t mined ore 1.52 1.57 1.45 1.55 1.52 1.57 1.45 1.55
Yield
2
- g/t / - oz/t 0.65 0.54 0.62 0.56 0.019 0.016 0.018 0.016
Gold placed
3
- kg / - oz (000) 3,518 3,080 3,036 9,204 113 99 98 296
Gold produced - kg / - oz (000) 2,143 2,030 2,871 6,157 69 65 92 198
Gold sold - kg / - oz (000) 2,183 2,009 2,872 6,224 70 65 92 200
Price received - R/kg / - $/oz - sold 87,671 59,038 80,137 73,658 379 288 383 347
Total cash costs
4
- R/kg / - $/oz - produced 55,821 49,987 48,304 51,579 243 242 231 244
Total production costs - R/kg / - $/oz - produced 78,428 74,525 70,711 74,343 342 360 338 351
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,991 2,835 2,692 2,726 96.15 91.15 86.55 87.64
Actual - g / - oz 2,151 2,069 3,003 2,101 69.16 66.53 96.54 67.56
FINANCIAL RESULTS (MILLION)
Gold income
156 85 205 369 22 13 31 56
Cost of sales 168 151 203 458 24 23 31 70
Cash operating costs 185 153 148 484 26 24 23 73
Other cash costs 3 9 7 15 - 1 1 2
Total cash costs 188 161 155 499 26 25 24 76
Rehabilitation and other non-cash costs 4 3 3 9 1 - - 1
Production costs 192 165 158 509 27 26 24 77
Amortisation of tangible assets 58 96 72 205 8 14 11 31
Inventory change (82) (110) (27) (257) (11) (17) (4) (39)
(12) (66) 2 (88) (2) (10) - (14)
Realised non-hedge derivatives 36 34 25 89 5 5 4 14
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 23 (33) 27 1 3 (5) 4 -
Capital expenditure 17 16 14 60 2 2 2 9
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2005 dated 17 March 2006, which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006.
Administrative information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman**
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE**
R Médori
~
(Alternate: P G Whitcutt)
J H Mensah**
W A Nairn (Alternate: A H Calver *)
S R Thompson *
Prof W L Nkuhlu
A J Trahar
* British
#
American
**Ghanaian
~ French
! Brazilian
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 30, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary